

2012 Annual Report


13001353

2012 Highlights

Global Comparable Sales Growth

3.1%

Earnings Per Share Growth

5%*

*in constant currencies

Average Number of Customers Served Every Day

69 million



McCafé

McWraps | Europe McCafé Strawberry Banana Smoothie | USA

Now more than ever, customers truly care about **good food**. The **Golden Arches** have always stood for **quality, consistency and value**. But today they also promise **unique tastes**, modern choices and **real ingredients**. Our **World Famous Fries** and our iconic **Big Mac** sandwich share the menu with tempting **specialty coffees** and creative new selections that put the fun in **real fruits** and **vegetables**. **Wholesome ingredients** like **100% beef**, whole **grains** and **freshly cracked eggs** make it easy to enjoy quality food, every time, all at the speed of **McDonald's**.



Le M Burger | France

Green Salad | Argentina

Sydney | Australia





Don Thompson, President and CEO & Tim Fenton, COO



Operating Income (in billions)
'10 $7.5
'11 $8.5
'12 $8.6



3-Year Compound Annual Total Return (2010-2012)
S&P 500 10.9%
DJIA 10.3%
MCD 15.7%



24 hour
drive-thru
Ouvert 24h
Service-au-volant

24-Hour Accessibility | USA | Canada

To Our Valued Shareholders:

Our founder, Ray Kroc, made a statement about how we operate our business that is as relevant today as it was 60 years ago: "Take calculated risks. Act boldly and thoughtfully. Be an agile company."

2012 was a testament to our resilient business model, the talented and aligned System of McDonald's franchisees, supplier partners and company employees, and our broad experience in every type of operating environment. We grew global comparable sales 3.1% and Systemwide sales 5%*. We increased operating income 4%* and diluted earnings per share 5%*. And, we returned $5.5 billion to shareholders through dividends and share repurchases.

We grew market share despite the flat to declining trend in the informal eating-out industry. The key: our ability to remain focused on our Plan to Win and our three global growth priorities to optimize our menu, modernize the customer experience and broaden accessibility to Brand McDonald's. Most importantly, we're doing it with franchisees, suppliers, company employees, managers and crew who are proud to be affiliated with us, and with a talented and diverse Board of Directors who provide sage guidance and strong corporate governance as we work together to deliver shareholder value.

Every day, 69 million customers visit our restaurants because we offer great-tasting food, exceptional service, and a clean, modern and engaging restaurant experience—all at a reasonable price.

We continued to build our business through our menu focus by encouraging markets to learn from each other and scale proven solutions. New products like McWraps from Poland or our McCafé specialty beverages that originated in Australia complement classic favorites—like the Big Mac, our Quarter Pounder with Cheese, our Egg McMuffin and our World Famous Fries—to give our customers compelling reasons to visit.

We also made significant progress toward becoming more modern and relevant. Nearly 60% of our restaurant interiors around the world have been re-imaged, and we expect to reach 50% with our exteriors by 2015. And, we continued evolving how we talk with our customers through our creative, digital and social media efforts.

In our journey to be accessible whenever and wherever our customers want McDonald's, we added 1,439 new restaurants in established markets including the U.S., France, Germany and Australia...as well as in emerging markets like China, Brazil, India and Russia. We also grew delivery in APMEA and evolved our value offers to always have something for our customers with Value Lunch in China, P'tit Prix in France, our Loose Change Menu in Australia and our Dollar Menu in the U.S., to name a few.

*in constant currencies

When I proudly took on the role of CEO, I became even more motivated by the fact that within our success lies even greater opportunity. There is much more potential we can capture and we have a clear, straightforward vision for growth. We must continue driving enduring, profitable growth. We must strengthen consumers' trust in our brand. And, we must always champion talent and leadership development.

I have no doubt we will serve more customers more often... that our customers will be more loyal... and that our restaurants will be more profitable. We've continued to invest in our operating platforms, our restaurants, our global food pipeline, our people and the customer experience. Moving forward, our challenge is two-fold: 1) be even more nimble in synthesizing the lessons we learn, sharing insights across borders and scaling proven solutions, and 2) increase our appeal by anticipating, innovating and seizing opportunities through the Plan to Win and our three global growth priorities.

Growing our business is about appealing to and serving more customers. It's also about leveraging our incredible iconic brand to build consumers' trust in us and drive long-term sustainable growth. We need to make sure our customers feel good about eating at McDonald's and want to visit us again and again... that they feel good about the way we treat our people... and that they feel good about the deep connections we make in the communities where we operate.

It's clear that outstanding people are the reason for the success of a dynamic global business like ours. We are a leading developer of today's workforce and tomorrow's leaders, whether franchisees, leading citizens who started as crew, or those who aspire to grow with and through McDonald's. In this increasingly demanding marketplace, our collective charge is to do everything we can to strengthen our people and help them achieve their best.

On behalf of the entire McDonald's System, please accept our sincere gratitude for your investment and confidence in our direction.

The late Fred Turner—our first grill man and the visionary who helped Ray transform his dream into reality—once said, "Satisfied customers will assure a vigorous and growing McDonald's System." I'm energized by our opportunity to continue being a bright spot in our customers' day and confident in our ability to grow our business as we become even more relevant and more trusted all over the world.

Sincerely,



Don Thompson
President and CEO


McDonald's

New Restaurant | Korea

Combined Operating Margin

Year	Margin
'10	31.0%
'11	31.6%
'12	31.2%

Earnings Per Share

Year	EPS
'10	$4.58
'11	$5.27
'12	$5.36

Dividends Paid (in billions)

Year	Dividends
'10	$2.4
'11	$2.6
'12	$2.9





Andy McKenna, Chairman

Guided by the Plan to Win, the McDonald's System of franchisees, suppliers and employees continued working to make our brand more modern and in step with consumers everywhere.



Egg McMuffin & Hash Browns | USA

Dear Fellow Shareholders:

McDonald's Corporation continued moving forward in 2012 despite a challenging environment, as we remained committed to meeting the ever-evolving needs of our customers around the world.

Guided by the Plan to Win, the McDonald's System of franchisees, suppliers and employees continued working to make our brand more modern and in step with consumers everywhere. Your Board of Directors is pleased with the company's continued focus on driving customer relevance and enhancing all aspects of the McDonald's experience.

We continue to manage our business for the long-term, while staying committed to driving near-term growth. Our focus remains on leveraging the hard-earned competitive advantages that differentiate Brand McDonald's in the marketplace and building a stronger, more profitable company.

McDonald's strong, consistent leadership positions the company well to continue achieving these goals. We recognize Fred Turner, one of McDonald's pioneers, who passed away recently and left a legacy of excellence for all to follow, and recently retired CEO Jim Skinner for his remarkable tenure—and now President and CEO Don Thompson and his global leadership team. Don is a tremendous leader with a deep knowledge and passion for our brand, and his team is skilled, seasoned and committed to raising the bar on all those things that drive our success—from our food and service to our convenience and value.

We believe that McDonald's will continue to skillfully navigate through the current business environment to drive growth and deliver shareholder value. We remain confident in the company's overall strategies, its strong leadership and the many talented employees around the world who deliver for our millions of guests every day.

McDonald's Board of diverse and experienced business leaders remains committed to overseeing the company's direction and advancing strong corporate governance. We eagerly embrace our responsibilities to help ensure the strength of this great brand moving forward.

On behalf of the entire Board of Directors, it is an honor and privilege to serve you, our shareholders.

Very truly yours,

Andy McKenna
Chairman



When **good people** are **engaged** and **valued**, they're **empowered** to make a difference for their guests, themselves and the world. Joining the **McFamily** opens doors to innovative training and genuinely **unlimited opportunity**. A McDonald's career brings **people** together for good. Talent is rewarded. **Ambition** is stoked. **Pride** is earned. A culture of inclusion and **respect** creates lifelong **brand ambassadors** who feel **connected** to each other, their restaurants and especially their customers. The ways we **stand up for our people** help us stand out from the competition.



Bangkok | Thailand

Madrid | Spain

Columbus, Ohio | USA

Being a **good neighbor** means honestly **caring** about our local **communities** and the **planet** we all share. Our restaurants are **committed** to enriching neighborhoods by being a **responsible** employer and a **welcoming, friendly** place. Many **local** sports teams and **schools** find a champion under the Golden Arches. Across the globe we're **exploring** bold ways to use **less energy** and **reduce our carbon footprint**. As we address the challenges of **sustainability**, we will leverage our size and scope as tools for good. Our charity of choice, **Ronald McDonald House Charities** helps families in crisis.





Dirk Giannini, Lettuce Supplier | USA



Green Restaurant | Germany

Ronald McDonald House, Chicago, Illinois | USA



2012 Financial Report



2012 Financial Report

9 6-year Summary
10 Stock Performance Graph
11 Management's Discussion and Analysis of Financial Condition and Results of Operations
28 Consolidated Statement of Income
29 Consolidated Statement of Comprehensive Income
30 Consolidated Balance Sheet
31 Consolidated Statement of Cash Flows
32 Consolidated Statement of Shareholders' Equity
33 Notes to Consolidated Financial Statements
45 Quarterly Results (Unaudited)
46 Management's Assessment of Internal Control over Financial Reporting
47 Report of Independent Registered Public Accounting Firm
48 Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
49 Executive Management & Business Unit Officers
49 Board of Directors
50 Investor Information

6-Year Summary

Dollars in millions, except per share data	***2012***	*2011*	*2010*	*2009*	*2008*	*2007*
Company-operated sales	**$18,603**	18,293	16,233	15,459	16,561	16,611
Franchised revenues	**$ 8,964**	8,713	7,842	7,286	6,961	6,176
Total revenues	**$27,567**	27,006	24,075	22,745	23,522	22,787
Operating income	**$ 8,605**	8,530	7,473	6,841 (1)	6,443	3,879 (4)
Income from continuing operations	**$ 5,465**	5,503	4,946	4,551 (1,2)	4,313 (3)	2,335 (4,5)
Net income	**$ 5,465**	5,503	4,946	4,551 (1,2)	4,313 (3)	2,395 (4,5,6)
Cash provided by operations	**$ 6,966**	7,150	6,342	5,751	5,917	4,876
Cash used for investing activities	**$ 3,167**	2,571	2,056	1,655	1,625	1,150
Capital expenditures	**$ 3,049**	2,730	2,135	1,952	2,136	1,947
Cash used for financing activities	**$ 3,850**	4,533	3,729	4,421	4,115	3,996
Treasury stock purchases (7)	**$ 2,605**	3,373	2,648	2,854	3,981	3,949
Common stock cash dividends	**$ 2,897**	2,610	2,408	2,235	1,823	1,766
Financial position at year end:						
Total assets	**$35,386**	32,990	31,975	30,225	28,462	29,392
Total debt	**$13,633**	12,500	11,505	10,578	10,218	9,301
Total shareholders' equity	**$15,294**	14,390	14,634	14,034	13,383	15,280
Shares outstanding *in millions*	**1,003**	1,021	1,054	1,077	1,115	1,165
Per common share:						
Income from continuing operations-diluted	**$ 5.36**	5.27	4.58	4.11 (1,2)	3.76 (3)	1.93 (4,5)
Earnings-diluted	**$ 5.36**	5.27	4.58	4.11 (1,2)	3.76 (3)	1.98 (4,5,6)
Dividends declared	**$ 2.87**	2.53	2.26	2.05	1.63	1.50
Market price at year end	**$ 88.21**	100.33	76.76	62.44	62.19	58.91
Company-operated restaurants	**6,598**	6,435	6,399	6,262	6,502	6,906
Franchised restaurants	**27,882**	27,075	26,338	26,216	25,465	24,471
Total Systemwide restaurants	**34,480**	33,510	32,737	32,478	31,967	31,377
Franchised sales (8)	**$69,687**	67,648	61,147	56,928	54,132	46,943

(1) Includes pretax income due to Impairment and other charges (credits), net of $61.1 million ($91.4 million after tax or $0.08 per share) primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

(2) Includes income of $58.8 million ($0.05 per share) for gain on sale of investment related to the sale of the Company's minority ownership interest in Redbox Automated Retail, LLC.

(3) Includes income of $109.0 million ($0.09 per share) for gain on sale of investment from the sale of the Company's minority ownership interest in U.K.- based Pret A Manger.

(4) Includes pretax operating charges of $1.7 billion ($1.32 per share) due to Impairment and other charges (credits), net primarily as a result of the Company's sale of its businesses in 18 Latin American and Caribbean markets to a developmental licensee.

(5) Includes a tax benefit of $316.4 million ($0.26 per share) resulting from the completion of an Internal Revenue Service examination of the Company's 2003-2004 U.S. federal tax returns.

(6) Includes income of $60.1 million ($0.05 per share) related to discontinued operations primarily from the sale of the Company's investment in Boston Market.

(7) Represents treasury stock purchases as reflected in Shareholders' equity.

(8) While franchised sales are not recorded as revenues by the Company, management believes they are important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. Franchised restaurants represent more than 80% of McDonald's restaurants worldwide.

Stock Performance Graph

At least annually, we consider which companies comprise a readily identifiable investment peer group. McDonald's is included in published restaurant indices; however, unlike most other companies included in these indices, which have no or limited international operations, McDonald's does business in 119 countries and a substantial portion of our revenues and income is generated outside the U.S. In addition, because of our size, McDonald's inclusion in those indices tends to skew the results. Therefore, we believe that such a comparison is not meaningful.

Our market capitalization, trading volume and importance in an industry that is vital to the U.S. economy have resulted in McDonald's inclusion in the Dow Jones Industrial Average (DJIA) since 1985. Like McDonald's, many DJIA companies generate meaningful revenues and income outside the U.S. and some manage global brands. Thus, we believe that the use of the DJIA companies as the group for comparison purposes is appropriate.

The following performance graph shows McDonald's cumulative total shareholder returns (i.e., price appreciation and reinvestment of dividends) relative to the Standard & Poor's 500 Stock Index (S&P 500 Index) and to the DJIA companies for the five-year period ended December 31, 2012. The graph assumes that the value of an investment in McDonald's common stock, the S&P 500 Index and the DJIA companies (including McDonald's) was $100 at December 31, 2007. For the DJIA companies, returns are weighted for market capitalization as of the beginning of each period indicated. These returns may vary from those of the Dow Jones Industrial Average Index, which is not weighted by market capitalization, and may be composed of different companies during the period under consideration.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$250
$200
$150
$100
$50
$0

	Dec '07	'08	'09	'10	'11	'12
McDonald's Corporation	100	109	113	143	193	175
S&P 500 Index	100	63	80	92	94	109
Dow Jones Industrials	100	68	84	95	103	114

Source: Capital IQ, a Standard & Poor's business

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

DESCRIPTION OF THE BUSINESS

The Company franchises and operates McDonald's restaurants. Of the 34,480 restaurants in 119 countries at year-end 2012, 27,882 were franchised or licensed (including 19,869 franchised to conventional franchisees, 4,350 licensed to developmental licensees and 3,663 licensed to foreign affiliates ("affiliates")—primarily Japan) and 6,598 were operated by the Company. Under our conventional franchise arrangement, franchisees provide a portion of the capital required by initially investing in the equipment, signs, seating and décor of their restaurant business, and by reinvesting in the business over time. The Company owns the land and building or secures long-term leases for both Company-operated and conventional franchised restaurant sites. This maintains long-term occupancy rights, helps control related costs and assists in alignment with franchisees. In certain circumstances, the Company participates in reinvestment for conventional franchised restaurants. Under our developmental license arrangement, licensees provide capital for the entire business, including the real estate interest, and the Company has no capital invested. In addition, the Company has an equity investment in a limited number of affiliates that invest in real estate and operate or franchise restaurants within a market.

We view ourselves primarily as a franchisor and believe franchising is important to delivering great, locally-relevant customer experiences and driving profitability. However, directly operating restaurants is paramount to being a credible franchisor and is essential to providing Company personnel with restaurant operations experience. In our Company-operated restaurants, and in collaboration with franchisees, we further develop and refine operating standards, marketing concepts and product and pricing strategies, so that only those that we believe are most beneficial are introduced in the restaurants. We continually review, and as appropriate adjust, our mix of Company-operated and franchised or licensed (conventional franchised, developmental licensed and foreign affiliated) restaurants to help optimize overall performance.

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments, and initial fees. Revenues from restaurants licensed to affiliates and developmental licensees include a royalty based on a percent of sales, and generally include initial fees. Fees vary by type of site, amount of Company investment, if any, and local business conditions. These fees, along with occupancy and operating rights, are stipulated in franchise/license agreements that generally have 20-year terms.

The business is managed as distinct geographic segments. Significant reportable segments include the United States ("U.S."), Europe, and Asia/Pacific, Middle East and Africa ("APMEA"). In addition, throughout this report we present "Other Countries & Corporate" that includes operations in Canada and Latin America, as well as Corporate activities. The U.S., Europe and APMEA segments account for 32%, 39% and 23% of total revenues, respectively. The United Kingdom ("U.K."), France and Germany, collectively, account for 51% of Europe's revenues; and China, Australia and Japan (a 50%-owned affiliate accounted for under the equity method), collectively, account for 56% of APMEA's revenues. These six markets along with the U.S. and Canada are referred to as "major markets" throughout this report and comprise 70% of total revenues.

In analyzing business trends, management considers a variety of performance and financial measures, including comparable sales and comparable guest count growth, Systemwide sales growth and returns.

- Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results in constant currencies and bases certain incentive compensation plans on these results because we believe this better represents the Company's underlying business trends.
- Comparable sales and comparable guest counts are key performance indicators used within the retail industry and are indicative of acceptance of the Company's initiatives as well as local economic and consumer trends. Increases or decreases in comparable sales and comparable guest counts represent the percent change in sales and transactions, respectively, from the same period in the prior year for all restaurants, whether operated by the Company or franchisees, in operation at least thirteen months, including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Generally, the goal is to achieve a balanced contribution from both guest counts and average check.

  McDonald's reports on a calendar basis and therefore the comparability of the same month, quarter and year with the corresponding period of the prior year will be impacted by the mix of days. The number of weekdays and weekend days in a given timeframe can have a positive or negative impact on comparable sales and guest counts. The Company refers to these impacts as calendar shift/trading day adjustments. In addition, the timing of holidays can impact comparable sales and guest counts. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales and guest counts while the annual impacts are typically minimal.
- Systemwide sales include sales at all restaurants. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.
- Return on incremental invested capital ("ROIIC") is a measure reviewed by management over one-year and three-year time periods to evaluate the overall profitability of the business units, the effectiveness of capital deployed and the future allocation of capital. The return is calculated by dividing the change in operating income plus depreciation and amortization

(numerator) by the cash used for investing activities (denominator), primarily capital expenditures. The calculation uses a constant average foreign exchange rate over the periods included in the calculation.

STRATEGIC DIRECTION AND FINANCIAL PERFORMANCE

The strength of the alignment between the Company, its franchisees and suppliers (collectively referred to as the "System") has been key to McDonald's success. This business model enables McDonald's to consistently deliver locally-relevant restaurant experiences to customers and be an integral part of the communities we serve. In addition, it facilitates our ability to identify, implement and scale innovative ideas that meet customers' changing needs and preferences.

McDonald's customer-focused Plan to Win ("Plan") provides a common framework for our global business while allowing for local adaptation. Through the execution of multiple initiatives surrounding the five pillars of our Plan—People, Products, Place, Price and Promotion—we have enhanced the restaurant experience for customers worldwide and grown global comparable sales and guest counts in each of the last nine years. This Plan, combined with financial discipline, has delivered strong results for our shareholders since its inception. To measure our performance as we continue to build the business, we have the following long-term, average annual constant currency financial targets:

- Systemwide sales growth of 3% to 5%;
- Operating income growth of 6% to 7%;
- ROIIC in the high teens.

Prior to 2012, we exceeded each of these financial targets every year since the Plan's implementation in 2003, after adjusting for the loss in 2007 from the Latin America developmental license transaction. These targets have enabled us to make the best decisions for the long-term benefit of our shareholders, and we believe they remain realistic and sustainable for a company of our size.

In 2012, Systemwide sales growth was 3% (5% in constant currencies), operating income growth was 1% (4% in constant currencies), one-year ROIIC was 15.4% and three-year ROIIC was 28.6% (see reconciliation on page 27). Persistent global economic headwinds, heightened competitive activity and inflationary costs impacted results. In addition, planned strategic decisions, such as the 2012 London Olympics sponsorship, investing in technology and the biennial Worldwide Owner/Operator convention, also impacted results.

In 2012, we continued to focus on customers' needs and remained aligned on our Plan and the three global growth priorities of optimizing our menu, modernizing the customer experience, and broadening accessibility to our brand. We believe these priorities are relevant and actionable, and combined with our competitive advantages, will drive long-term sustainable growth. Initiatives supporting these priorities resonated with customers and drove increases in global comparable sales and guest counts of 3.1% and 1.6%, respectively, despite challenging economies and a relatively flat or declining Informal Eating Out ("IEO") segment in most markets. In 2012, we continued to grow market share in the U.S., Europe and APMEA, amid a more competitive global environment and a slight decline in our fourth quarter comparable guest counts.

Comparable sales are impacted by guest counts, product mix shifts and menu pricing. Specific menu pricing actions across our system reflect local market conditions as well as other factors, notably food away from home and food at home inflation indices. In our Company-operated restaurants, we manage menu board prices to ensure value at all price points, increase profitability and mitigate inflation, all while trying to grow guest counts. In order to accomplish these objectives, we utilize a strategic pricing tool that balances price and product mix. Franchisees also have access to, and many utilize, this strategic pricing tool. In general, we believe franchisees employ a similar pricing strategy. We look to optimize product mix by utilizing a menu with entry-point value, core, premium and promotional offerings. We also introduce new products to meet customers' needs, which can expand average check and increase guest counts. In 2012, average prices increased at Company-operated restaurants in each area of the world, although increases varied by market and region.

U.S.

In the U.S., comparable sales increased for the tenth consecutive year, rising 3.3% in 2012, while comparable guest counts rose 1.9%. These results were achieved despite only modest growth in the IEO segment and heightened competitive activity. In the second half of the year, we experienced softer performance; therefore, we adjusted our plans to re-energize our all-day everyday value offerings while providing the menu variety customers expect from McDonald's.

In 2012, we continued to highlight beverages, value, breakfast, and our classic core favorites. We expanded our McCafé beverage offerings with the Chocolate Chip Frappé and Cherry Berry Chiller. Limited-time offers, such as Chicken McBites and the Cheddar Bacon Onion premium sandwiches, complemented our core menu offerings.

Modernizing the customer experience continued through our major remodeling initiative, which provides contemporary restaurant designs and retailing efforts. The enhanced appearance and functionality of our restaurants deliver a more relevant experience for our customers. Over 900 existing restaurants were remodeled during 2012 with the majority adding drive-thru capacity to capture additional guest counts.

We broadened the accessibility of our convenient locations through extended hours and efficient drive-thru service. More than half of our restaurants use some form of multiple order points to maximize drive-thru capacity, including 1,500 with handheld order takers to help improve customer service times. To further build on our competitive advantage, we focused on operations excellence initiatives to drive customer satisfaction as we strive to deliver fast, accurate and friendly service with every order.

Europe

In Europe, comparable sales rose 2.4%, marking the ninth consecutive year of comparable sales increases, while guest counts declined 0.5%. While low consumer confidence continues to negatively affect overall retail sales and the IEO segment, we outperformed the market and grew market share. Major contributors to comparable sales were the U.K. and Russia. Despite ongoing economic challenges, the segment's priority remains growing the overall business by balancing a strong focus on our unique value offerings, ongoing premium product innovation, and new products.

Europe continued to see the benefit of providing a relevant, contemporary customer experience and completed almost

750 restaurant reimages. By the end of 2012, over 90% of restaurant interiors and approximately 50% of exteriors had been reimaged. Europe also invested in a roll-out of a new point-of-sale system, which allows us to continue to expand our menu offerings and improve order accuracy. By the end of 2012, over 2,200 restaurants had deployed this system.

We expanded our coffee business and have over 1,600 McCafé locations, which in Europe are generally separate areas inside the restaurants that serve specialty coffees, desserts and snacks. In addition, we increased our accessibility and convenience with extended operating hours, self-order kiosks, optimized drive-thrus, and opened over 250 new restaurants.

APMEA

In APMEA, comparable sales rose 1.4% and comparable guest counts rose 2.2%, despite a challenging year of economic pressures, partly due to Japan's uneven recovery and China's slower economic growth. Positive performance was driven by China, Australia and many other markets. Unique value platforms, great tasting premium menu selections, locally-relevant menu variety, and convenience and service enhancements differentiated the McDonald's experience. Australia launched the "Loose Change Menu," which is a branded affordability menu, while China focused on breakfast, lunch, and dinner value platforms. Value initiatives were balanced with mid-tier offers, such as Bubble Tea in China, and premium limited-time offers, such as the Serious Lamb Burger and Wrap in Australia.

Our breakfast business has expanded and is offered in approximately 75% of APMEA restaurants. Desserts continued to play a meaningful role, particularly in China, where we remain one of the largest ice cream retailers.

We opened over 750 new restaurants in APMEA, of which over 250 were in China, where we have made significant progress toward our goal of 2,000 restaurants by the end of 2013. Nearly two-thirds of APMEA restaurants are offering some form of extended operating hours and over 5,400 restaurants are open 24 hours. Delivery is offered in many APMEA markets and is now available in over 1,700 restaurants, including nearly 550 in China.

Since Japan's natural disaster in March of 2011, the economy remains a challenge. Despite a declining IEO segment, McDonald's is gaining market share through a value platform of 100, 250, and 500 YEN offerings, and family sharing boxes, such as 15-piece Chicken McNuggets. Japan augmented its value platform with strategic couponing to encourage add-on and Extra Value Meal purchases.

Consolidated

Globally, our approach to offering affordable value to our customers is complemented by a focus on driving operating efficiencies and leveraging our scale, supply chain infrastructure and our suppliers' risk management practices to manage costs. We were able to execute our strategies in every area of the world, grow comparable sales and control selling, general and administrative expenses. However, in 2012 we faced top—and bottom-line pressures, some a result of planned strategic decisions, and others driven by the external environment. As a result, combined operating margin (operating income as a percent of total revenues) was 31.2% in 2012, down 0.4 percentage points as compared to 2011.

In 2012, cash from operations was nearly $7.0 billion. Our substantial cash flow, strong credit rating and continued access to credit provide us flexibility to fund capital expenditures as well as return cash to shareholders. Capital expenditures of approximately $3.0 billion were invested in our business primarily to reimage existing restaurants and open new restaurants. Across the System, over 1,400 restaurants were opened and about 2,400 existing locations were reimaged. In addition, we returned $5.5 billion to shareholders consisting of $2.9 billion in dividends and $2.6 billion in share repurchases.

Cash from operations continues to benefit from our heavily franchised business model as the rent and royalty income received from owner/operators is a stable revenue stream that has relatively low costs. In addition, the franchise business model is less capital intensive than the Company-owned model. We believe locally-owned and operated restaurants maximize brand performance and are at the core of our competitive advantages, making McDonald's not just a global brand but also a locally–relevant one.

HIGHLIGHTS FROM THE YEAR INCLUDED:

- Comparable sales grew 3.1% and guest counts rose 1.6%, building on 2011 increases of 5.6% and 3.7%, respectively.
- Revenues increased 2% (5% in constant currencies).
- Operating income increased 1% (4% in constant currencies).
- Diluted earnings per share was $5.36, an increase of 2% (5% in constant currencies).
- Cash provided by operations was nearly $7.0 billion.
- One-year ROIIC was 15.4% and three-year ROIIC was 28.6% for the period ended December 31, 2012.
- The Company increased the quarterly cash dividend per share 10% to $0.77 for the fourth quarter—bringing our current annual dividend to $3.08 per share.
- The Company returned $5.5 billion to shareholders through dividends and share repurchases.

OUTLOOK FOR 2013

We will continue to build the business in 2013 and beyond by enhancing the customer experience across all pillars of our Plan and our three global growth priorities to optimize our menu, modernize the customer experience and broaden accessibility to our brand. We remain focused on seizing the long-term opportunities in the $1 trillion IEO segment by leveraging our competitive advantages. We have a brand advantage in convenience, menu variety and value, a resilient business model, and the experience and alignment throughout the McDonald's System to navigate the current environment.

Our number one priority continues to be satisfying our customers' needs by serving great-tasting, high-quality food in contemporary restaurants. This focus on our customers is particularly critical in this uncertain environment, where ongoing volatility continues to negatively impact consumer sentiment and spending. We anticipate a continued flat to declining IEO segment in many of the markets where we operate. Growing market share will remain our focus to attain sustainable and profitable long-term growth.

We will highlight promotions of our core menu favorites, while strategically expanding our menu with relevant new offerings across all dayparts, including premium products that can deliver a higher average check. We will place an even greater emphasis on scaling success quickly around the globe. For example, in many markets we will expand our innovative McBites line-up, introduce existing products like our blended ice beverages and large McWraps into new markets, and offer even more of the unique, flavor-based promotional food events that have been successful. We will emphasize our dayparts—like breakfast and extended hours—that are still growing globally in both established and emerging markets. We will enhance the customer experience by continuing to reimage our building interiors and exteriors and by providing our restaurant teams with the appropriate tools, training, and technology. The accessibility efforts will include increasing the level and variety of conveniences provided to our customers through new restaurant openings, extended operating hours, stronger value platforms, and faster, more accurate service through innovative order taking. With operational and financial discipline, we will execute these priorities to increase McDonald's brand relevance.

We will continue to build customer trust through our commitment to sustainability—including nutrition and well-being, a sustainable supply chain, environmental responsibility, employee experience, and the community.

U.S.

In 2013, the U.S. business will focus on driving sales and guest counts by enhancing the entire customer experience through the pillars of the Plan and the three global priorities. Our menu pipeline is more balanced in 2013, with a continued focus on great taste, quality ingredients and variety. We will satisfy our customers' needs with the food they crave by balancing core favorites with limited time offers and innovative new products across the menu. Menu news will be augmented with brand messages that highlight our quality food ingredients, efforts around promoting children's well-being and community involvement. We will enhance our Dollar Menu and introduce new products to highlight McDonald's value at every price point, across all menu categories. We are continuing our major remodel program by updating about 800 locations in 2013. At the same time, we are continuing to improve restaurant operations through appropriate staffing and a focus on friendly, accurate service as well as innovative order taking. In addition, we will increase the number of restaurants that operate 24 hours a day and strive to be our customers' favorite eating-out destination.

Europe

In Europe, we see growth opportunities in breakfast, core menu items, beverages, and extended hours. Our business plans are focused on building market share by emphasizing value across all dayparts and new restaurant growth. In some markets, our value offerings will evolve from a low-end entry price to multiple entry prices across our menu. This value menu evolution is intended to grow guest counts with compelling affordability and enhanced trade-up opportunities through an extended range of options. In 2013, we will reimage approximately 450 restaurants as we progress towards our goal of having 100% of our interiors and over 85% of our exteriors reimaged by the end of 2015. We will also open nearly 300 restaurants. We will leverage production and service enhancements by optimizing kitchen platforms and accelerating the deployment of technologies, such as updating the point-of-sale system and rolling out multiple order points via self-order kiosks, hand-held order devices and side-by-side drive-thrus. These initiatives will enhance the customer experience, help drive guest counts and improve labor efficiency. We will also continue to reduce our impact on the environment with energy management tools. Despite the near-term headwinds due to economic uncertainty and government-initiated austerity measures implemented in many countries, Europe offers significant long-term opportunity, and we are well-positioned to capitalize on this segment's potential.

APMEA

In APMEA, we will advance efforts to become our customers' favorite place and way to eat and drink by reinvigorating our long-term value platforms, accelerating growth at breakfast, and focusing on menu variety and convenience. Value will continue to be a key strategy and growth driver to build traffic with a focus across the menu at all dayparts, combined with trade-up strategies to build average check. For example, Australia will evolve its Loose Change Menu, and Japan will focus on building average check through trade-up opportunities with promotional products and a focus on breakfast. We plan to grow breakfast traffic in APMEA through increased marketing efforts, value, accessibility and operations excellence. The markets will continue to balance core and limited-time offers and will execute a series of exciting food events that celebrate our core menu and the segment's all-time favorite product offerings. At the same time, we will continue to leverage the diversity of the segment to identify and scale new products and platforms. Convenience initiatives will focus on optimizing our drive-thru and delivery services through operation efficiencies and online capabilities. In China, for example, a new web-ordering system will enhance the customer experience and drive new demand through delivery. We will grow our business by opening approximately 850 new restaurants and reimaging about 225 existing restaurants while elevating our focus on service and operations. In China, we will continue to build a foundation for long-term growth by opening over 300 restaurants, consistent with our goal of reaching 2,000 restaurants by the end of 2013.

Consolidated

Globally, we will maintain financial discipline by effectively managing spending. In making capital allocation decisions, our goal is to make investments that elevate the McDonald's experience and drive sustainable growth in sales and market share. We focus on markets that generate acceptable returns or have opportunities for long-term growth. We remain committed to returning all of our free cash flow (cash from operations less capital expenditures) to shareholders over the long-term via dividends and share repurchases.

McDonald's does not provide specific guidance on diluted earnings per share. The following information is provided to assist in analyzing the Company's results:

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 2.5 percentage points to 2013 Systemwide sales growth (in constant currencies), most of which will be due to the 1,135 net traditional restaurants added in 2012.
- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual diluted earnings per share by about 4 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2013, the total basket of goods cost is expected to increase 1.5-2.5% in the U.S. and 3-4% in Europe.
- The Company expects full-year 2013 selling, general and administrative expenses to increase approximately 2-3% in constant currencies, with fluctuations expected between the quarters.
- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2013 to increase approximately 4-6% compared with 2012.
- A significant part of the Company's operating income is generated outside the U.S., and about 35% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 65% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 25 cents.
- The Company expects the effective income tax rate for the full-year 2013 to be 31% to 33%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range. As a result of the American Taxpayer Relief Act of 2012, our income tax provision for the first quarter of 2013 will include a tax benefit of about $50 million reflecting the retroactive impact of certain tax benefits, which may result in a first quarter effective tax rate below the full year range.
- The Company expects capital expenditures for 2013 to be approximately $3.2 billion. Over half of this amount will be used to open new restaurants. The Company expects to open between 1,500–1,600 restaurants including about 500 restaurants in affiliated and developmental licensee markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of between 1,200–1,300 traditional restaurants. The remaining capital will be used to reinvest in existing locations, in part through reimaging. More than 1,600 restaurants worldwide are expected to be reimaged, including locations in affiliated and developmental licensee markets that require no capital investment from the Company.

Consolidated Operating Results

Operating results

Dollars in millions, except per share data	2012 Amount	2012 Increase/ (decrease)	2011 Amount	2011 Increase/ (decrease)	2010 Amount
Revenues					
Sales by Company-operated restaurants	**$ 18,603**	**2%**	$ 18,293	13%	$ 16,233
Revenues from franchised restaurants	**8,964**	**3**	8,713	11	7,842
Total revenues	**27,567**	**2**	27,006	12	24,075
Operating costs and expenses					
Company-operated restaurant expenses	**15,224**	**3**	14,838	14	13,060
Franchised restaurants-occupancy expenses	**1,527**	**3**	1,481	8	1,378
Selling, general & administrative expenses	**2,455**	**3**	2,394	3	2,333
Impairment and other charges (credits), net	**8**	**nm**	(4)	nm	29
Other operating (income) expense, net	**(252)**	**(8)**	(233)	(18)	(198)
Total operating costs and expenses	**18,962**	**3**	18,476	11	16,602
Operating income	**8,605**	**1**	8,530	14	7,473
Interest expense	**517**	**5**	493	9	451
Nonoperating (income) expense, net	**9**	**(64)**	25	13	22
Income before provision for income taxes	**8,079**	**1**	8,012	14	7,000
Provision for income taxes	**2,614**	**4**	2,509	22	2,054
Net income	**$ 5,465**	**(1%)**	$ 5,503	11%	$ 4,946
Earnings per common share—diluted	**$ 5.36**	**2%**	$ 5.27	15%	$ 4.58
Weighted-average common shares outstanding—diluted	**1,020.2**	**(2%)**	1,044.9	(3%)	1,080.3

nm Not meaningful

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies.

In 2012, foreign currency translation had a negative impact on consolidated operating results primarily due to the weaker Euro, along with most other currencies. In 2011, foreign currency translation had a positive impact on consolidated operating results driven by the stronger Euro and Australian Dollar, as well as most other currencies. In 2010, foreign currency translation had a positive impact on consolidated operating results driven by stronger global currencies, primarily the Australian Dollar and Canadian Dollar, partly offset by the weaker Euro.

Impact of foreign currency translation on reported results

	Reported amount			Currency translation benefit/(cost)		
In millions, except per share data	**2012**	2011	2010	**2012**	2011	2010
Revenues	**$27,567**	$27,006	$24,075	**$ (726)**	$ 944	$ 188
Company-operated margins	**3,379**	3,455	3,173	**(97)**	134	35
Franchised margins	**7,437**	7,232	6,464	**(204)**	213	(14)
Selling, general & administrative expenses	**2,455**	2,394	2,333	**40**	(55)	(12)
Operating income	**8,605**	8,530	7,473	**(261)**	301	13
Net income	**5,465**	5,503	4,946	**(178)**	195	13
Earnings per common share—diluted	**5.36**	5.27	4.58	**(0.17)**	0.19	0.01

NET INCOME AND DILUTED EARNINGS PER COMMON SHARE

In 2012, net income decreased 1% (increased 3% in constant currencies) to $5.5 billion and diluted earnings per common share increased 2% (5% in constant currencies) to $5.36. Foreign currency translation had a negative impact of $0.17 per share on diluted earnings per share. Net income and diluted earnings per share growth in constant currencies were positively impacted by growth in franchised margin dollars, partly offset by a higher effective income tax rate and higher selling, general and administrative expenses. A decrease of 2% in diluted weighted average shares outstanding also contributed to the diluted earnings per share growth in 2012.

In 2011, net income increased 11% (7% in constant currencies) to $5.5 billion and diluted earnings per common share increased 15% (11% in constant currencies) to $5.27. Foreign currency translation had a positive impact of $0.19 per share on diluted earnings per share. Net income and diluted earnings per share growth in 2011 in constant currencies were positively impacted by growth in franchised margin dollars, and to a lesser extent, Company-operated margin dollars, partly offset by a higher effective income tax rate. A decrease of 3% in diluted weighted average shares outstanding also contributed to the diluted earnings per share growth in 2011.

The Company repurchased 28.1 million shares of its stock for $2.6 billion in 2012 and 41.9 million shares of its stock for $3.4 billion in 2011, driving reductions in weighted average shares outstanding on a diluted basis in both periods.

REVENUES

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments, and initial fees. Revenues from franchised restaurants that are licensed to foreign affiliates and developmental licensees include a royalty based on a percent of sales, and generally include initial fees.

In 2012 and 2011, constant currency revenue growth was driven primarily by positive comparable sales as well as expansion.

Revenues

			Amount	Increase/(decrease)		Increase/(decrease) excluding currency translation	
Dollars in millions	**2012**	2011	2010	**2012**	2011	**2012**	2011
Company-operated sales:							
U.S.	**$ 4,530**	$ 4,433	$ 4,229	**2%**	5%	**2%**	5%
Europe	**7,850**	7,852	6,932	**0**	13	**6**	8
APMEA	**5,350**	5,061	4,297	**6**	18	**5**	11
Other Countries & Corporate	**873**	947	775	**(8)**	22	**(7)**	17
Total	**$18,603**	$18,293	$16,233	**2%**	13%	**4%**	8%
Franchised revenues:							
U.S.	**$ 4,284**	$ 4,096	$ 3,883	**5%**	5%	**5%**	5%
Europe	**2,977**	3,034	2,637	**(2)**	15	**5**	9
APMEA	**1,041**	958	769	**9**	25	**9**	14
Other Countries & Corporate	**662**	625	553	**6**	13	**11**	8
Total	**$ 8,964**	$ 8,713	$ 7,842	**3%**	11%	**6%**	8%
Total revenues:							
U.S.	**$ 8,814**	$ 8,529	$ 8,112	**3%**	5%	**3%**	5%
Europe	**10,827**	10,886	9,569	**(1)**	14	**6**	8
APMEA	**6,391**	6,019	5,066	**6**	19	**6**	11
Other Countries & Corporate	**1,535**	1,572	1,328	**(2)**	18	**0**	14
Total	**$27,567**	$27,006	$24,075	**2%**	12%	**5%**	8%

In the U.S., the increase in revenues in 2012 was primarily due to positive comparable sales. Everyday value offerings, menu variety and the enhanced customer experience due to reimaging contributed positively to results, despite broad competitive activity. Revenues in 2011 were positively impacted by the ongoing appeal of our iconic core products and the success of new products, including additions to the McCafé beverage line, as well as continued focus on everyday value, convenience and modernizing the customer experience.

Europe's constant currency increases in revenues in 2012 and 2011 were primarily driven by positive comparable sales in the U.K. and Russia, the segment's two largest Company-operated restaurant markets, as well as expansion in Russia. Revenues in 2011 also benefited from comparable sales increases in France and Germany.

In APMEA, the constant currency increase in revenues in 2012 was driven by positive comparable sales in China, Australia and many other markets. The constant currency increase in revenues in 2011 was primarily driven by comparable sales increases in China and most other markets. Expansion, primarily in China, also contributed to revenue growth in both periods.

The following tables present comparable sales, comparable guest counts and Systemwide sales increases/(decreases):

Comparable sales and guest count increases/(decreases)

	2012		2011		2010	
	Sales	**Guest Counts**	*Sales*	*Guest Counts*	*Sales*	*Guest Counts*
U.S.	**3.3%**	**1.9%**	4.8%	3.3%	3.8%	5.3%
Europe	**2.4**	**(0.5)**	5.9	3.4	4.4	2.7
APMEA	**1.4**	**2.2**	4.7	4.3	6.0	4.9
Other Countries & Corporate	**7.7**	**3.0**	10.1	4.5	11.3	8.3
Total	**3.1%**	**1.6%**	5.6%	3.7%	5.0%	4.9%

Systemwide sales increases/(decreases)

			Excluding currency translation	
	2012	*2011*	**2012**	*2011*
U.S.	**4%**	5%	**4%**	5%
Europe	**(2)**	14	**5**	9
APMEA	**5**	16	**6**	7
Other Countries & Corporate	**4**	17	**10**	12
Total	**3%**	11%	**5%**	7%

Franchised sales are not recorded as revenues by the Company, but are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. The following table presents franchised sales and the related increases/(decreases):

Franchised sales

			Amount	*Increase/(decrease)*		*Increase excluding currency translation*	
Dollars in millions	**2012**	*2011*	*2010*	**2012**	*2011*	**2012**	*2011*
U.S.	**$31,063**	$29,739	$28,166	**4%**	6%	**4%**	6%
Europe	**16,857**	17,243	15,049	**(2)**	15	**5**	9
APMEA	**13,723**	13,041	11,373	**5**	15	**6**	6
Other Countries & Corporate	**8,044**	7,625	6,559	**5**	16	**12**	12
Total	**$69,687**	$67,648	$61,147	**3%**	11%	**6%**	7%

RESTAURANT MARGINS

- ***Franchised margins***

Franchised margin dollars represent revenues from franchised restaurants less the Company's occupancy costs (rent and depreciation) associated with those sites. Franchised margin dollars represented about two-thirds of the combined restaurant margins in 2012, 2011 and 2010. Franchised margin dollars increased $205 million or 3% (6% in constant currencies) in 2012 and $768 million or 12% (9% in constant currencies) in 2011. Positive comparable sales were the primary driver of the constant currency growth in franchised margin dollars in both years.

Franchised margins

In millions	**2012**	*2011*	*2010*
U.S.	**$3,594**	$3,436	$3,239
Europe	**2,352**	2,400	2,063
APMEA	**924**	858	686
Other Countries & Corporate	**567**	538	476
Total	**$7,437**	$7,232	$6,464
Percent of revenues			
U.S.	**83.9%**	83.9%	83.4%
Europe	**79.0**	79.1	78.2
APMEA	**88.8**	89.5	89.3
Other Countries & Corporate	**85.6**	86.1	86.0
Total	**83.0%**	83.0%	82.4%

In the U.S., the franchised margin percent was flat in 2012 as comparable sales performance was offset by higher depreciation related to reimaging. The increase in 2011 was primarily due to positive comparable sales, partly offset by higher occupancy expenses.

In Europe, the franchised margin percent decrease in 2012 reflected positive comparable sales and higher occupancy costs. The increase in 2011 was primarily due to positive comparable sales, partly offset by higher occupancy expenses.

In APMEA, the franchised margin percent decrease in 2012 was primarily due to Australia, which was partly impacted by the 2012 change in classification of certain amounts from revenues to restaurant occupancy expenses. Although the change in classification resulted in a decrease to the franchised margin percentage, there was no impact on the reported franchised margin dollars. The increase in 2011 was primarily due to a contractual escalation in the royalty rate for Japan in addition to positive comparable sales in most markets, partly offset by a negative impact from the strengthening of the Australian dollar.

The franchised margin percent in APMEA and Other Countries & Corporate is higher relative to the U.S. and Europe due to a larger proportion of developmental licensed and/or affiliated restaurants where the Company receives royalty income with no corresponding occupancy costs.

- ***Company-operated margins***

Company-operated margin dollars represent sales by Company-operated restaurants less the operating costs of these restaurants. Company-operated margin dollars decreased $76 million or 2% (increased 1% in constant currencies) in 2012, and increased $282 million or 9% (5% in constant currencies) in 2011. In 2012, Company-operated margin dollars were negatively impacted by foreign currency translation of $97 million, primarily in Europe. On a constant currency basis, the increase in Company-operated margin dollars was due to positive performance in Europe, offset by lower results in APMEA and the U.S. as positive comparable sales were more than offset by higher costs. The growth in Company-operated margin dollars in 2011 was driven by positive comparable sales partly offset by higher costs, primarily commodity costs, in all segments. Foreign currency translation also had a positive impact on results.

Company-operated margins

In millions	***2012***	*2011*	*2010*
U.S.	**$ 883**	$ 914	$ 902
Europe	**1,501**	1,514	1,373
APMEA	**849**	876	764
Other Countries & Corporate	**146**	151	134
Total	**$3,379**	$3,455	$3,173
Percent of sales			
U.S.	**19.5%**	20.6%	21.3%
Europe	**19.1**	19.3	19.8
APMEA	**15.9**	17.3	17.8
Other Countries & Corporate	**16.8**	16.0	17.2
Total	**18.2%**	18.9%	19.6%

In the U.S., the Company-operated margin percent decreased in 2012 primarily due to higher commodity and labor costs, partly offset by positive comparable sales. The margin percent decreased in 2011 due to higher commodity and occupancy costs, partly offset by positive comparable sales.

Europe's Company-operated margin percent decreased in 2012 primarily due to higher labor and commodity costs across several markets, despite positive comparable sales in Russia and the U.K. The margin percent decreased in 2011 as higher commodity, labor, and occupancy costs were partly offset by positive comparable sales.

In APMEA, the Company-operated margin percent in 2012 decreased primarily due to higher labor and occupancy costs, partly offset by positive comparable sales. The margin percent decreased in 2011 as higher commodity, labor and occupancy costs were partly offset by positive comparable sales. Acceleration of new restaurant openings in China negatively impacted the margin percent in both periods. Similar to other markets, new restaurants in China initially open with lower margins that grow significantly over time.

Supplemental information regarding Company-operated restaurants

We continually review our restaurant ownership mix with a goal of improving local relevance, profits and returns. In most cases, franchising is the best way to achieve these goals, but as previously stated, Company-operated restaurants are also important to our success.

We report results for Company-operated restaurants based on their sales, less costs directly incurred by that business including occupancy costs. We report the results for franchised restaurants based on franchised revenues, less associated occupancy costs. For this reason and because we manage our business based on geographic segments and not on the basis of our ownership structure, we do not specifically allocate selling, general and administrative expenses and other operating (income) expenses to Company-operated or franchised restaurants. Other operating items that relate to the Company-operated restaurants generally include gains/losses on sales of restaurant businesses and write-offs of equipment and leasehold improvements.

We believe the following information about Company-operated restaurants in our most significant segments provides an additional perspective on this business. Management of the Company considers this information when evaluating restaurant ownership mix, subject to other relevant considerations.

The following table seeks to illustrate the two components of our Company-operated margins. The first of these relates exclusively to restaurant operations, which we refer to as "Store operating margin." The second relates to the value of our brand and the real estate interest we retain for which we charge rent and royalties. We refer to this component as "Brand/real estate margin." Both Company-operated and conventional franchised restaurants are charged rent and royalties, although rent and royalties for Company-operated restaurants are eliminated in consolidation. Rent and royalties for both restaurant ownership types are based on a percentage of sales, and the actual rent percentage varies depending on the level of McDonald's investment in the restaurant. Royalty rates may also vary by market.

As shown in the following table, in disaggregating the components of our Company-operated margins, certain costs with respect to Company-operated restaurants are reflected in Brand/real estate margin. Those costs consist of rent payable by McDonald's to third parties on leased sites and depreciation for buildings and leasehold improvements and constitute a portion of occupancy & other operating expenses recorded in the Consolidated statement of income. Store operating margins reflect rent and royalty expenses, and those amounts are accounted for as income in calculating Brand/real estate margin.

While we believe that the following information provides a perspective in evaluating our Company-operated business, it is not intended as a measure of our operating performance or as an alternative to operating income or restaurant margins as reported by the Company in accordance with accounting principles generally accepted in the U.S. In particular, as noted previously, we do not allocate selling, general and administrative expenses to our Company-operated business. However, we believe that about $50,000 per restaurant, on average, is the typical cost to support this business in the U.S. The actual costs in markets outside the U.S. will vary depending on local circumstances and the organizational structure of the market. These costs reflect the indirect services we believe are necessary to provide the appropriate support of the restaurant.

			U.S.			*Europe*
Dollars in millions	***2012***	*2011*	*2010*	***2012***	*2011*	*2010*
As reported						
Number of Company-operated restaurants at year end	**1,552**	1,552	1,550	**2,017**	1,985	2,005
Sales by Company-operated restaurants	**$4,530**	$4,433	$4,229	**$ 7,850**	$ 7,852	$ 6,932
Company-operated margin	**$ 883**	$ 914	$ 902	**$ 1,501**	$ 1,514	$ 1,373
Store operating margin						
Company-operated margin	**$ 883**	$ 914	$ 902	**$ 1,501**	$ 1,514	$ 1,373
Plus:						
Outside rent expense[1]	**59**	56	60	**245**	242	223
Depreciation—buildings & leasehold improvements[1]	**77**	69	65	**123**	118	105
Less:						
Rent & royalties[2]	**(668)**	(651)	(619)	**(1,603)**	(1,598)	(1,409)
Store operating margin	**$ 351**	$ 388	$ 408	**$ 266**	$ 276	$ 292
Brand/real estate margin						
Rent & royalties[2]	**$ 668**	$ 651	$ 619	**$ 1,603**	$ 1,598	$ 1,409
Less:						
Outside rent expense[1]	**(59)**	(56)	(60)	**(245)**	(242)	(223)
Depreciation—buildings & leasehold improvements[1]	**(77)**	(69)	(65)	**(123)**	(118)	(105)
Brand/real estate margin	**$ 532**	$ 526	$ 494	**$ 1,235**	$ 1,238	$ 1,081

(1) Represents certain costs recorded as occupancy & other operating expenses in the Consolidated statement of income – rent payable by McDonald's to third parties on leased sites and depreciation for buildings and leasehold improvements. This adjustment is made to reflect these occupancy costs in Brand/real estate margin. The relative percentage of sites that are owned versus leased varies by country.

(2) Reflects average Company-operated rent and royalties (as a percent of sales: U.S.: 2012 – 14.7%; 2011 – 14.7%; 2010 – 14.6%; Europe: 2012 – 20.4%; 2011 – 20.4%; 2010 – 20.3%). This adjustment is made to reflect expense in Store operating margin and income in Brand/real estate margin. Countries within Europe have varying economic profiles and a wide range of rent and royalty rates as a percentage of sales.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Consolidated selling, general and administrative expenses increased 3% (4% in constant currencies) in 2012 and increased 3% (flat in constant currencies) in 2011. The growth rate for 2012 was primarily due to higher employee costs, the 2012 London Olympics sponsorship, higher technology related costs and the 2012 Worldwide Owner/Operator Convention, partly offset by lower incentive-based compensation. The growth rate for 2011 was flat as higher employee and other costs were offset by lower incentive-based compensation and costs in 2010 related to the Vancouver Olympics and the Company's 2010 Worldwide Owner/Operator Convention.

Selling, general & administrative expenses

			Amount	*Increase/(decrease)*		*Increase/(decrease) excluding currency translation*	
Dollars in millions	***2012***	*2011*	*2010*	***2012***	*2011*	***2012***	*2011*
U.S.	**$ 782**	$ 779	$ 781	**0%**	0%	**0%**	0%
Europe	**695**	699	653	**(1)**	7	**5**	2
APMEA	**353**	341	306	**4**	12	**3**	5
Other Countries & Corporate[1]	**625**	575	593	**9**	(3)	**9**	(4)
Total	**$2,455**	$2,394	$2,333	**3%**	3%	**4%**	0%

(1) Included in Other Countries & Corporate are home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training.

Selling, general and administrative expenses as a percent of revenues were 8.9% in 2012 and 2011, and 9.7% in 2010. Selling, general and administrative expenses as a percent of Systemwide sales were 2.8% in 2012 and 2011, and 3.0% in 2010. Management believes that analyzing selling, general and administrative expenses as a percent of Systemwide sales, as well as revenues, is meaningful because these costs are incurred to support the overall McDonald's business.

IMPAIRMENT AND OTHER CHARGES (CREDITS), NET

Impairment and other charges (credits), net

In millions	2012	2011	2010
Europe	**$7**		$ 1
APMEA		$(4)	49
Other Countries & Corporate	**1**		(21)
Total	**$8**	$(4)	$ 29

In 2010, the Company recorded expense of $29 million primarily related to its share of restaurant closing costs in McDonald's Japan in conjunction with the strategic review of the market's restaurant portfolio, partly offset by income related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

OTHER OPERATING (INCOME) EXPENSE, NET

Other operating (income) expense, net

In millions	2012	2011	2010
Gains on sales of restaurant businesses	**$(152)**	$ (82)	$ (79)
Equity in earnings of unconsolidated affiliates	**(144)**	(178)	(164)
Asset dispositions and other expense	**44**	27	45
Total	**$(252)**	$(233)	$(198)

- ***Gains on sales of restaurant businesses***

Gains on sales of restaurant businesses include gains from sales of Company-operated restaurants. The Company's purchases and sales of businesses with its franchisees are aimed at achieving an optimal ownership mix in each market. Resulting gains or losses are recorded in operating income because the transactions are a recurring part of our business. Gains on sales of restaurant businesses increased in 2012 due primarily to sales of restaurants in China to developmental licensees, as well as sales of restaurants in Europe and Canada.

- ***Equity in earnings of unconsolidated affiliates***

Unconsolidated affiliates and partnerships are businesses in which the Company actively participates, but does not control. The Company records equity in earnings from these entities representing McDonald's share of results. For foreign affiliated markets—primarily Japan—results are reported after interest expense and income taxes. McDonald's share of results for partnerships in certain consolidated markets such as the U.S. is reported before income taxes. These partnership restaurants are operated under conventional franchise arrangements and, therefore, are classified as conventional franchised restaurants. Equity in earnings of unconsolidated affiliates decreased in 2012 due to lower operating results, primarily in Japan. Results in 2011 reflected a benefit from stronger foreign currencies, partly offset by the decline in the number of unconsolidated partnerships in the U.S.

- ***Asset dispositions and other expense***

Asset dispositions and other expense consists of gains or losses on excess property and other asset dispositions, provisions for restaurant closings and uncollectible receivables, asset write-offs due to restaurant reinvestment, and other miscellaneous income and expenses. Asset dispositions and other expense increased in 2012 primarily due to lower gains on unconsolidated partnership dissolutions in the U.S. Results in 2011 reflected higher gains on unconsolidated partnership dissolutions in the U.S.

OPERATING INCOME

Operating income

			Amount	Increase/(decrease)		Increase excluding currency translation	
Dollars in millions	2012	2011	2010	2012	2011	2012	2011
U.S.	**$3,751**	$3,666	$3,446	**2%**	6%	**2%**	6%
Europe	**3,196**	3,227	2,797	**(1)**	15	**6**	10
APMEA	**1,566**	1,526	1,200	**3**	27	**3**	17
Other Countries & Corporate	**92**	111	30	**(17)**	nm	**9**	nm
Total	**$8,605**	$8,530	$7,473	**1%**	14%	**4%**	10%

nm Not meaningful

In the U.S., results for 2012 increased due to higher franchised margin dollars, partly offset by lower other operating income and Company-operated margin dollars. Results for 2011 increased primarily due to higher combined restaurant margin dollars, mostly from franchised margin dollars.

In Europe, results for 2012 were driven by strong operating performance in Russia and the U.K. The segment's constant currency operating results benefited from higher franchised margin dollars, and to a lesser extent, Company-operated margin dollars. These results also benefited from higher gains on sales of restaurants, primarily in France and Germany, partly offset by incremental selling, general and administrative expenses related to the 2012 London Olympics. Results for 2011 were driven by stronger operating performance in France, the U.K., Russia and Germany, and higher combined restaurant margin dollars, primarily franchised margin dollars.

In APMEA, results for 2012 increased primarily due to higher franchised margin dollars and gains on sales of restaurants in China to developmental licensees, partly offset by lower Company-operated margin dollars and lower operating results in Japan. Results for 2011 increased due to stronger operating results in many markets. Impairment charges in 2010 also positively impacted the constant currency growth rate for 2011 by 4 percentage points.

▪ *Combined operating margin*

Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for 2012, 2011 and 2010 was 31.2%, 31.6% and 31.0%, respectively.

INTEREST EXPENSE

Interest expense increased 5% and 9% in 2012 and 2011, respectively, primarily due to higher average debt balances, partly offset by lower average interest rates. Stronger foreign currencies also contributed to the increase in 2011.

NONOPERATING (INCOME) EXPENSE, NET

Nonoperating (income) expense, net

In millions	***2012***	*2011*	*2010*
Interest income	**$(28)**	$(39)	$(20)
Foreign currency and hedging activity	**9**	9	(2)
Other expense	**28**	55	44
Total	**$ 9**	$ 25	$ 22

Interest income consists primarily of interest earned on short-term cash investments. Foreign currency and hedging activity includes net gains or losses on certain hedges that reduce the exposure to variability on certain intercompany foreign currency cash flow streams.

PROVISION FOR INCOME TAXES

In 2012, 2011 and 2010, the reported effective income tax rates were 32.4%, 31.3% and 29.3%, respectively.

In 2012, the effective income tax rate reflected the negative impact of certain tax benefits in the U.S. that had expired at December 31, 2011. In January 2013, the United States enacted the American Taxpayer Relief Act of 2012 ("Act"). The Act reinstated, retroactive to January 1, 2012, certain tax benefits that had previously expired. However, in accordance with the financial accounting standards for income taxes, the Company is required to account for the effects of changes in tax laws in the period the legislation is enacted.

In 2011, the effective income tax rate reflected lower tax benefits related to certain foreign tax credits, partially offset by nonrecurring deferred tax benefits related to certain foreign operations.

Consolidated net deferred tax liabilities included tax assets, net of valuation allowance, of $1.5 billion in 2012 and 2011. Substantially all of the net tax assets are expected to be realized in the U.S. and other profitable markets.

ACCOUNTING CHANGES

▪ *Fair value measurements*

In May 2011, the Financial Accounting Standards Board ("FASB") issued an update to Topic 820 – Fair Value Measurement of the Accounting Standards Codification ("ASC"). This update provides guidance on how fair value accounting should be applied where its use is already required or permitted by other standards and does not extend the use of fair value accounting. The Company adopted this guidance effective January 1, 2012, as required, and it did not have a significant impact on its consolidated financial statements.

▪ *Comprehensive Income*

In June 2011, the FASB issued an update to Topic 220 – Comprehensive Income of the ASC. The update is intended to increase the prominence of other comprehensive income in the financial statements. The guidance requires that the Company presents components of comprehensive income in either one continuous statement or two separate consecutive statements. The Company adopted this new guidance in 2012, as required, and included a separate Consolidated statement of comprehensive income in the consolidated financial statements appearing elsewhere herein.

Cash Flows

The Company generates significant cash from its operations and has substantial credit availability and capacity to fund operating and discretionary spending such as capital expenditures, debt repayments, dividends and share repurchases.

Cash provided by operations totaled $7.0 billion and exceeded capital expenditures by $3.9 billion in 2012, while cash provided by operations totaled $7.2 billion and exceeded capital expenditures by $4.4 billion in 2011. In 2012, cash provided by operations decreased $184 million or 3% compared with 2011 despite increased operating results, primarily due to higher income tax payments and the negative impact of foreign currency translation on operating results. In 2011, cash provided by operations increased $808 million or 13% compared with 2010 primarily due to higher operating results.

Cash used for investing activities totaled $3.2 billion in 2012, an increase of $596 million compared with 2011. The increase primarily reflected higher capital expenditures, an increase in other investing activities related to short-term time deposits, and lower proceeds from sales of restaurant businesses. Cash used for investing activities totaled $2.6 billion in 2011, an increase of $515 million compared with 2010. This reflected higher capital expenditures, partly offset by higher proceeds from sales of restaurant businesses.

Cash used for financing activities totaled $3.8 billion in 2012, a decrease of $683 million compared with 2011, primarily due to lower treasury stock purchases and higher net debt issuances, partly offset by higher dividend payments. Cash used for financing activities totaled $4.5 billion in 2011, an increase of $804 million compared with 2010, primarily due to higher treasury stock purchases, higher dividend payments and lower proceeds from stock option exercises, partly offset by higher net debt issuances.

The Company's cash and equivalents balance was $2.3 billion at year end 2012 and 2011. In addition to cash and equivalents on hand and cash provided by operations, the Company can meet short-term funding needs through its continued access to commercial paper borrowings and line of credit agreements.

RESTAURANT DEVELOPMENT AND CAPITAL EXPENDITURES

In 2012, the Company opened 1,404 traditional restaurants and 35 satellite restaurants (small, limited-menu restaurants for which the land and building are generally leased), and closed 269 traditional restaurants and 200 satellite restaurants. In 2011, the Company opened 1,118 traditional restaurants and 32 satellite restaurants, and closed 246 traditional restaurants and 131 satellite restaurants. The majority of restaurant openings and closings occurred in the major markets in both years. The Company closes restaurants for a variety of reasons, such as existing sales and profit performance or loss of real estate tenure.

Systemwide restaurants at year end(1)

	2012	2011	2010
U.S.	**14,157**	14,098	14,027
Europe	**7,368**	7,156	6,969
APMEA	**9,454**	8,865	8,424
Other Countries & Corporate	**3,501**	3,391	3,317
Total	**34,480**	33,510	32,737

(1) Includes satellite units at December 31, 2012, 2011 and 2010 as follows: U.S.–997, 1,084, 1,112; Europe–246, 240, 239; APMEA (primarily Japan)–871, 949, 1,010; Other Countries & Corporate–453, 459, 470.

Approximately 65% of Company-operated restaurants and over 75% of franchised restaurants were located in the major markets at the end of 2012. Over 80% of the restaurants at year-end 2012 were franchised.

Capital expenditures increased $319 million or 12% in 2012, and increased $595 million or 28% in 2011, primarily due to higher reinvestment in existing restaurants and higher investment in new restaurants. The higher reinvestment reflects the Company's commitment to grow sales through initiatives such as reimaging in many markets around the world. The increase related to new restaurants reflects our commitment to broaden accessibility to our brand.

Capital expenditures invested in major markets, excluding Japan, represented about 70% of the total in 2012, 2011 and 2010. Japan is accounted for under the equity method, and accordingly its capital expenditures are not included in consolidated amounts.

Capital expenditures

In millions	**2012**	2011	2010
New restaurants	**$ 1,340**	$ 1,193	$ 968
Existing restaurants	**1,615**	1,432	1,089
Other(1)	**94**	105	78
Total capital expenditures	**$ 3,049**	$ 2,730	$ 2,135
Total assets	**$35,386**	$32,990	$31,975

(1) Primarily corporate equipment and other office-related expenditures.

New restaurant investments in all years were concentrated in markets with acceptable returns or opportunities for long-term growth. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market. These costs, which include land, buildings and equipment, are managed through the use of optimally-sized restaurants, construction and design efficiencies, and leveraging best practices. Although the Company is not responsible for all costs for every restaurant opened, total development costs (consisting of land, buildings and equipment) for new traditional McDonald's restaurants in the U.S. averaged approximately $2.9 million in 2012.

The Company owned approximately 45% of the land and about 70% of the buildings for restaurants in its consolidated markets at year-end 2012 and 2011.

SHARE REPURCHASES AND DIVIDENDS

For the last three years, the Company returned a total of $16.5 billion to shareholders through a combination of share repurchases and dividends.

Shares repurchased and dividends

In millions, except per share data	**2012**	2011	2010
Number of shares repurchased	**28.1**	41.9	37.8
Shares outstanding at year end	**1,003**	1,021	1,054
Dividends declared per share	**$ 2.87**	$ 2.53	$ 2.26
Treasury stock purchases *(in Shareholders' equity)*	**$2,605**	$3,373	$2,648
Dividends paid	**2,897**	2,610	2,408
Total returned to shareholders	**$5,502**	$5,983	$5,056

In September 2009, the Company's Board of Directors approved a $10 billion share repurchase program with no specified expiration date ("2009 Program"). As most of the amount authorized under the 2009 Program was utilized, the Company's Board of Directors terminated the 2009 Program and replaced it with a new share repurchase program, effective August 1, 2012, that authorizes the purchase of up to $10 billion of the Company's outstanding common stock with no specified expiration date. In 2012, approximately 8.4 million shares were repurchased for $748 million under the new program.

The Company has paid dividends on its common stock for 37 consecutive years and has increased the dividend amount every year. The 2012 full year dividend of $2.87 per share reflects the quarterly dividend paid for each of the first three quarters of $0.70 per share, with an increase to $0.77 per share paid in the fourth quarter. This 10% increase in the quarterly dividend equates to a $3.08 per share annual dividend and reflects the Company's confidence in the ongoing strength and reliability of its cash flow. As in the past, future dividend amounts will be considered after reviewing profitability expectations and financing needs, and will be declared at the discretion of the Company's Board of Directors.

Financial Position and Capital Resources

TOTAL ASSETS AND RETURNS

Total assets increased $2.4 billion or 7% in 2012. Excluding the effect of changes in foreign currency exchange rates, total assets increased $2.0 billion in 2012. Over 75% of total assets were in major markets at year-end 2012. Net property and equipment increased $1.8 billion in 2012 and represented about 70% of total assets at year end. Excluding the effect of changes in foreign currency exchange rates, net property and equipment increased $1.4 billion primarily due to capital expenditures, partly offset by depreciation.

Operating income is used to compute return on average assets, while net income is used to calculate return on average common equity. Month-end balances are used to compute both average assets and average common equity.

	2012	*2011*	*2010*
Return on average assets	**25.4%**	26.0%	24.7%
Return on average common equity	**37.5**	37.7	35.3

In 2012, return on average assets and return on average common equity decreased due to the negative impact of foreign currency translation primarily on operating income and net income. In 2011, return on average assets and return on average common equity benefited from strong global operating results and the positive impact of foreign currency translation. Operating income, as reported, does not include interest income; however, cash balances are included in average assets. The inclusion of cash balances in average assets reduced return on average assets by about two percentage points for all years presented.

FINANCING AND MARKET RISK

The Company generally borrows on a long-term basis and is exposed to the impact of interest rate changes and foreign currency fluctuations. Debt obligations at December 31, 2012 totaled $13.6 billion, compared with $12.5 billion at December 31, 2011. The net increase in 2012 was primarily due to net issuances of $1.2 billion.

Debt highlights[(1)]

	2012	*2011*	*2010*
Fixed-rate debt as a percent of total debt[(2,3)]	**74%**	69%	66%
Weighted-average annual interest rate of total debt[(3)]	**4.0**	4.2	4.3
Foreign currency-denominated debt as a percent of total debt[(2)]	**36**	40	41
Total debt as a percent of total Capitalization (total debt and total Shareholders' equity)[(2)]	**47**	46	44
Cash provided by operations as a percent of total debt[(2)]	**51**	57	55

(1) *All percentages are as of December 31, except for the weighted-average annual interest rate, which is for the year.*

(2) *Based on debt obligations before the effect of fair value hedging adjustments. This effect is excluded as these adjustments have no impact on the obligation at maturity. See Debt financing note to the consolidated financial statements.*

(3) *Includes the effect of interest rate swaps.*

Fitch, Standard & Poor's and Moody's currently rate, with a stable outlook, the Company's commercial paper F1, A-1 and P-1, respectively; and its long-term debt A, A and A2, respectively.

Certain of the Company's debt obligations contain cross-acceleration provisions and restrictions on Company and subsidiary mortgages and the long-term debt of certain subsidiaries. There are no provisions in the Company's debt obligations that would accelerate repayment of debt as a result of a change in credit ratings or a material adverse change in the Company's business. Under existing authorization from the Company's Board of Directors, at December 31, 2012, the Company had $5.4 billion of authority remaining to borrow funds, including through (i) public or private offering of debt securities; (ii) direct borrowing from banks or other financial institutions; and (iii) other forms of indebtedness. In addition to debt securities available through a medium-term notes program registered with the U.S. Securities and Exchange Commission ("SEC") and a Global Medium-Term Notes program, the Company has $1.5 billion available under committed line of credit agreements as well as authority to issue commercial paper in the U.S. and global markets (see Debt Financing note to the consolidated financial statements appearing elsewhere herein). Debt maturing in 2013 is approximately $690 million of long-term corporate debt. In 2013, the Company expects to issue commercial paper and long-term debt to refinance this maturing debt. As of December 31, 2012, the Company also had $581 million of foreign currency borrowings outstanding primarily under uncommitted line of credit agreements.

The Company uses major capital markets, bank financings and derivatives to meet its financing requirements and reduce interest expense. The Company manages its debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, terminating swaps and using derivatives. The Company does not use derivatives with a level of complexity or with a risk higher than the exposures to be hedged and does not hold or issue derivatives for trading purposes. All swaps are over-the-counter instruments.

In managing the impact of interest rate changes and foreign currency fluctuations, the Company uses interest rate swaps and finances in the currencies in which assets are denominated. The Company uses foreign currency debt and derivatives to hedge the foreign currency risk associated with certain royalties, intercompany financings and long-term investments in foreign subsidiaries and affiliates. This reduces the impact of fluctuating foreign currencies on cash flows and shareholders' equity. Total foreign currency-denominated debt was $4.9 billion and $5.0 billion for the years ended December 31, 2012 and 2011, respectively. In addition, where practical, the Company's restaurants purchase goods and services in local currencies resulting in natural hedges. See Summary of significant accounting policies note to the consolidated financial statements related to financial instruments and hedging activities for additional information regarding the accounting impact and use of derivatives.

The Company does not have significant exposure to any individual counterparty and has master agreements that contain netting arrangements. Certain of these agreements also require each party to post collateral if credit ratings fall below, or aggregate exposures exceed, certain contractual limits. At December 31, 2012, neither the Company nor its counterparties were required to post collateral on any derivative position, other than on hedges of certain of the Company's supplemental benefit plan liabilities where our counterparty was required to post collateral on its liability position.

The Company's net asset exposure is diversified among a broad basket of currencies. The Company's largest net asset exposures (defined as foreign currency assets less foreign currency liabilities) at year end were as follows:

Foreign currency net asset exposures

In millions of U.S. Dollars	***2012***	*2011*
Euro	**$6,692**	$5,905
Australian Dollars	**2,450**	2,409
Canadian Dollars	**1,319**	1,224
British Pounds Sterling	**1,117**	726
Russian Ruble	**651**	594

The Company prepared sensitivity analyses of its financial instruments to determine the impact of hypothetical changes in interest rates and foreign currency exchange rates on the Company's results of operations, cash flows and the fair value of its financial instruments. The interest rate analysis assumed a one percentage point adverse change in interest rates on all financial instruments, but did not consider the effects of the reduced level of economic activity that could exist in such an environment. The foreign currency rate analysis assumed that each foreign currency rate would change by 10% in the same direction relative to the U.S. Dollar on all financial instruments; however, the analysis did not include the potential impact on revenues, local currency prices or the effect of fluctuating currencies on the Company's anticipated foreign currency royalties and other payments received in the U.S. Based on the results of these analyses of the Company's financial instruments, neither a one percentage point adverse change in interest rates from 2012 levels nor a 10% adverse change in foreign currency rates from 2012 levels would materially affect the Company's results of operations, cash flows or the fair value of its financial instruments.

LIQUIDITY

The Company has significant operations outside the United States where we earn over 60% of our operating income. A significant portion of these historical earnings are considered to be indefinitely reinvested in foreign jurisdictions where the Company has made, and will continue to make, substantial investments to support the ongoing development and growth of our international operations. Accordingly, no U.S. federal or state income taxes have been provided on the undistributed foreign earnings. The Company's cash and equivalents held by our foreign subsidiaries totaled approximately $2.1 billion as of December 31, 2012. We do not intend, nor do we foresee a need, to repatriate these funds.

Consistent with prior years, we expect existing domestic cash and equivalents, domestic cash flows from operations, annual repatriation of a portion of the current period's foreign earnings, and the issuance of domestic debt to continue to be sufficient to fund our domestic operating, investing, and financing activities. We also continue to expect existing foreign cash and equivalents and foreign cash flows from operations to be sufficient to fund our foreign operating, investing, and financing activities.

In the future, should we require more capital to fund activities in the United States than is generated by our domestic operations and is available through the issuance of domestic debt, we could elect to repatriate a greater portion of future periods' earnings from foreign jurisdictions. This could also result in a higher effective tax rate in the future.

While the likelihood is remote, to the extent foreign cash is available, the Company could also elect to repatriate earnings from foreign jurisdictions that have previously been considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to additional U.S. income taxes (net of an adjustment for foreign tax credits) which could result in a use of cash. This could also result in a higher effective tax rate in the period in which such a determination is made to repatriate prior period foreign earnings. Refer to the Income Taxes note to the consolidated financial statements appearing elsewhere herein for further information related to our income taxes and the undistributed earnings of the Company's foreign subsidiaries.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has long-term contractual obligations primarily in the form of lease obligations (related to both Company-operated and franchised restaurants) and debt obligations. In addition, the Company has long-term revenue and cash flow streams that relate to its franchise arrangements. Cash provided by operations (including cash provided by these franchise arrangements) along with the Company's borrowing capacity and other sources of cash will be used to satisfy the obligations. The following table summarizes the Company's contractual obligations and their aggregate maturities as well as future minimum rent payments due to the Company under existing franchise arrangements as of December 31, 2012. See discussions of cash flows and financial position and capital resources as well as the Notes to the consolidated financial statements appearing elsewhere herein for further details.

	Contractual cash outflows		*Contractual cash inflows*
In millions	*Operating leases*	*Debt obligations(1)*	*Minimum rent under franchise arrangements*
2013	$ 1,352		$ 2,562
2014	1,259	$ 659	2,484
2015	1,130	1,168	2,382
2016	1,020	2,437	2,261
2017	918	1,053	2,130
Thereafter	6,844	8,273	17,047
Total	$12,523	$13,590	$28,866

(1) The maturities reflect reclassifications of short-term obligations to long-term obligations of $1.5 billion, as they are supported by a long-term line of credit agreement expiring in November 2016. Debt obligations do not include $42 million of noncash fair value hedging adjustments or $217 million of accrued interest.

The Company maintains certain supplemental benefit plans that allow participants to (i) make tax-deferred contributions and (ii) receive Company-provided allocations that cannot be made under the qualified benefit plans because of IRS limitations. At December 31, 2012, total liabilities for the supplemental plans were $493 million, and total liabilities for gross unrecognized tax benefits were $482 million.

There are certain purchase commitments that are not recognized in the consolidated financial statements and are primarily related to construction, inventory, energy, marketing and other service related arrangements that occur in the normal course of business. The amounts related to these commitments are not significant to the Company's financial position. Such commitments are generally shorter term in nature and will be funded from operating cash flows.

Other Matters

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, the Company evaluates its estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under various assumptions or conditions.

The Company reviews its financial reporting and disclosure practices and accounting policies quarterly to ensure that they provide accurate and transparent information relative to the current economic and business environment. The Company believes that of its significant accounting policies, the following involve a higher degree of judgment and/or complexity:

- ***Property and equipment***

Property and equipment are depreciated or amortized on a straight-line basis over their useful lives based on management's estimates of the period over which the assets will generate revenue (not to exceed lease term plus options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. The Company periodically reviews these lives relative to physical factors, economic factors and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the accelerated recognition of depreciation and amortization expense or write-offs in future periods.

- ***Share-based compensation***

The Company has a share-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted stock units ("RSUs") to employees and nonemployee directors. The expense for these equity-based incentives is based on their fair value at date of grant and generally amortized over their vesting period.

The fair value of each stock option granted is estimated on the date of grant using a closed-form pricing model. The pricing model requires assumptions, which impact the assumed fair value, including the expected life of the stock option, the risk-free interest rate, expected volatility of the Company's stock over the expected life and the expected dividend yield. The Company uses historical data to determine these assumptions and if these assumptions change significantly for future grants, share-based compensation expense will fluctuate in future years. The fair value of each RSU granted is equal to the market price of the Company's stock at date of grant less the present value of expected dividends over the vesting period.

- ***Long-lived assets impairment review***

Long-lived assets (including goodwill) are reviewed for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of the Company's long-lived assets, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company's experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales. If the Company's estimates or underlying assumptions change in the future, the Company may be required to record impairment charges. Based on the annual goodwill impairment test, conducted in the fourth quarter, the Company does not have any reporting units (defined as each individual country) with goodwill currently at risk of impairment.

- ***Litigation accruals***

In the ordinary course of business, the Company is subject to proceedings, lawsuits and other claims primarily related to competitors, customers, employees, franchisees, government agencies, intellectual property, shareholders and suppliers. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company does not believe that any such matter currently being reviewed will have a material adverse effect on its financial condition or results of operations.

- ***Income taxes***

The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred assets will not be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax strategies, including the sale of appreciated assets, in assessing the need for the valuation allowance, if these estimates and assumptions change in the future, the Company may be required to adjust its valuation allowance. This could result in a charge to, or an increase in, income in the period such determination is made.

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Company records accruals for the estimated outcomes of these audits, and the accruals may change in the future due to new developments in each matter. In 2012, the Internal Revenue Service ("IRS") completed its examination of the Company's U.S. federal income tax returns for 2007 and 2008. The Company and the IRS reached an agreement on adjustments that had been previously proposed by the IRS. The agreement did not have a material impact on the Company's cash flows, results of operations or financial position. The Company's 2009 and 2010 U.S. federal income tax returns are currently under examination and the completion of the field examination is expected in 2013.

Deferred U.S. income taxes have not been recorded for temporary differences totaling $14.8 billion related to investments in certain foreign subsidiaries and corporate affiliates. The temporary differences consist primarily of undistributed earnings that are considered permanently invested in operations outside the U.S. If management's intentions change in the future, deferred taxes may need to be provided.

EFFECTS OF CHANGING PRICES—INFLATION

The Company has demonstrated an ability to manage inflationary cost increases effectively. This ability is because of rapid inventory turnover, the ability to adjust menu prices, cost controls and substantial property holdings, many of which are at fixed costs and partly financed by debt made less expensive by inflation.

RISK FACTORS AND CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

This report includes forward-looking statements about our plans and future performance, including those under Outlook for 2013. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. We have identified the principal risks and uncertainties that affect our performance in the Company's filings with the Securities and Exchange Commission, and investors are urged to consider these risks and uncertainties when evaluating our historical and expected performance.

RECONCILIATION OF RETURNS ON INCREMENTAL INVESTED CAPITAL

ROIIC is a measure reviewed by management over one-year and three-year time periods to evaluate the overall profitability of the business units, the effectiveness of capital deployed and the future allocation of capital. This measure is calculated using operating income and constant foreign exchange rates to exclude the impact of foreign currency translation. The numerator is the Company's incremental operating income plus depreciation and amortization from the base period.

The denominator is the weighted-average cash used for investing activities during the applicable one-or three-year period. The weighted-average cash used for investing activities is based on a weighting applied on a quarterly basis. These weightings are used to reflect the estimated contribution of each quarter's investing activities to incremental operating income. For example, fourth quarter 2012 investing activities are weighted less because the assets purchased have only recently been deployed and would have generated little incremental operating income (12.5% of fourth quarter 2012 investing activities are included in the one-year and three-year calculations). In contrast, fourth quarter 2011 is heavily weighted because the assets purchased were deployed more than 12 months ago, and therefore have a full-year impact on 2012 operating income, with little or no impact to the base period (87.5% and 100.0% of fourth quarter 2011 investing activities are included in the one-year and three-year calculations, respectively). Management believes that weighting cash used for investing activities provides a more accurate reflection of the relationship between its investments and returns than a simple average.

The reconciliations to the most comparable measurements, in accordance with accounting principles generally accepted in the U.S., for the numerator and denominator of the one-year and three-year ROIIC are as follows:

One-year ROIIC calculation (dollars in millions):

Years ended December 31,	***2012***	*2011*	*Incremental change*
NUMERATOR:			
Operating income	**$8,604.6**	$8,529.7	$ 74.9
Depreciation and amortization	**1,488.5**	1,415.0	73.5
Currency translation(1)			286.1
Incremental operating income plus depreciation and amortization (at constant foreign exchange rates)			**$ 434.5**
DENOMINATOR:			
Weighted-average cash used for investing activities(2)			$2,826.3
Currency translation(1)			3.0
Weighted-average cash used for investing activities (at constant foreign exchange rates)			**$2,829.3**
One-year ROIIC			**15.4%**

(1) Represents the effect of foreign currency translation by translating results at an average exchange rate for the periods measured.

(2) Represents one-year weighted-average cash used for investing activities, determined by applying the weightings below to the cash used for investing activities for each quarter in the two-year period ended December 31, 2012.

	Years ended December 31,	
	2012	*2011*
Cash used for investing activities	***$3,167.3***	*$2,570.9*
AS A PERCENT		
Quarters ended:		
March 31	**87.5%**	*12.5%*
June 30	**62.5**	*37.5*
September 30	**37.5**	*62.5*
December 31	**12.5**	*87.5*

Three-year ROIIC calculation (dollars in millions):

Years ended December 31,	***2012***	*2009*	*Incremental change*
NUMERATOR:			
Operating income	**$8,604.6**	$6,841.0	$1,763.6
Depreciation and amortization	**1,488.5**	1,216.2	272.3
Currency translation(3)			(65.3)
Incremental operating income plus depreciation and amortization (at constant foreign exchange rates)			**$1,970.6**
DENOMINATOR:			
Weighted-average adjusted cash used for investing activities(4)			$6,959.1
Currency translation(3)			(70.0)
Weighted-average cash used for investing activities (at constant foreign exchange rates)			**$6,889.1**
Three-year ROIIC			**28.6%**

(3) Represents the effect of foreign currency translation by translating results at an average exchange rate for the periods measured.

(4) Represents three-year weighted-average adjusted cash used for investing activities, determined by applying the weightings below to the adjusted cash used for investing activities for each quarter in the four-year period ended December 31, 2012.

	Years ended December 31,			
	2012	*2011*	*2010*	*2009*
Cash used for investing activities	***$3,167.3***	*$2,570.9*	*$2,056.0*	*$1,655.3*
Less: Cash generated from investing activities related to Redbox transaction				*(144.9)*
Adjusted cash used for investing activities	***$3,167.3***	*$2,570.9*	*$2,056.0*	*$1,800.2*
AS A PERCENT				
Quarters ended:				
March 31	**87.5%**	*100.0%*	*100.0%*	*12.5%*
June 30	**62.5**	*100.0*	*100.0*	*37.5*
September 30	**37.5**	*100.0*	*100.0*	*62.5*
December 31	**12.5**	*100.0*	*100.0*	*87.5*

Consolidated Statement of Income

In millions, except per share data	*Years ended December 31,* ***2012***	*2011*	*2010*
REVENUES			
Sales by Company-operated restaurants	**$18,602.5**	$18,292.8	$16,233.3
Revenues from franchised restaurants	**8,964.5**	8,713.2	7,841.3
Total revenues	**27,567.0**	27,006.0	24,074.6
OPERATING COSTS AND EXPENSES			
Company-operated restaurant expenses			
Food & paper	**6,318.2**	6,167.2	5,300.1
Payroll & employee benefits	**4,710.3**	4,606.3	4,121.4
Occupancy & other operating expenses	**4,195.2**	4,064.4	3,638.0
Franchised restaurants-occupancy expenses	**1,527.0**	1,481.5	1,377.8
Selling, general & administrative expenses	**2,455.2**	2,393.7	2,333.3
Impairment and other charges (credits), net	**8.0**	(3.9)	29.1
Other operating (income) expense, net	**(251.5)**	(232.9)	(198.2)
Total operating costs and expenses	**18,962.4**	18,476.3	16,601.5
Operating income	**8,604.6**	8,529.7	7,473.1
Interest expense-net of capitalized interest of $15.9, $14.0 and $12.0	**516.6**	492.8	450.9
Nonoperating (income) expense, net	**9.0**	24.7	21.9
Income before provision for income taxes	**8,079.0**	8,012.2	7,000.3
Provision for income taxes	**2,614.2**	2,509.1	2,054.0
Net income	**$ 5,464.8**	$ 5,503.1	$ 4,946.3
Earnings per common share–basic	**$ 5.41**	$ 5.33	$ 4.64
Earnings per common share–diluted	**$ 5.36**	$ 5.27	$ 4.58
Dividends declared per common share	**$ 2.87**	$ 2.53	$ 2.26
Weighted-average shares outstanding–basic	**1,010.1**	1,032.1	1,066.0
Weighted-average shares outstanding–diluted	**1,020.2**	1,044.9	1,080.3

See Notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income

In millions	*Years ended December 31,* **2012**	*2011*	*2010*
Net income	**$5,464.8**	$5,503.1	$4,946.3
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustments:			
Gain (loss) recognized in accumulated other comprehensive income (AOCI), including net investment hedges	**274.7**	(310.5)	(3.0)
Reclassification of (gain) loss to net income	**(0.1)**	25.4	
Foreign currency translation adjustments-net of tax benefit (expense) of $(47.9), $61.0 and $52.2	**274.6**	(285.1)	(3.0)
Cash flow hedges:			
Gain (loss) recognized in AOCI	**19.8**	(12.2)	6.5
Reclassification of (gain) loss to net income	**10.8**	1.8	(8.0)
Cash flow hedges-net of tax benefit (expense) of $(8.8), $5.8 and $1.1	**30.6**	(10.4)	(1.5)
Defined benefit pension plans:			
Gain (loss) recognized in AOCI	**33.1**	(8.1)	9.3
Reclassification of (gain) loss to net income	**8.4**	0.4	0.7
Defined benefit pension plans-net of tax benefit (expense) of $(16.6), $2.9 and $(3.5)	**41.5**	(7.7)	10.0
Total other comprehensive income (loss), net of tax	**346.7**	(303.2)	5.5
Comprehensive income	**$5,811.5**	$5,199.9	$4,951.8

See Notes to consolidated financial statements.

Consolidated Balance Sheet

In millions, except per share data	*December 31,* ***2012***	*2011*
ASSETS		
Current assets		
Cash and equivalents	**$ 2,336.1**	$ 2,335.7
Accounts and notes receivable	**1,375.3**	1,334.7
Inventories, at cost, not in excess of market	**121.7**	116.8
Prepaid expenses and other current assets	**1,089.0**	615.8
Total current assets	**4,922.1**	4,403.0
Other assets		
Investments in and advances to affiliates	**1,380.5**	1,427.0
Goodwill	**2,804.0**	2,653.2
Miscellaneous	**1,602.7**	1,672.2
Total other assets	**5,787.2**	5,752.4
Property and equipment		
Property and equipment, at cost	**38,491.1**	35,737.6
Accumulated depreciation and amortization	**(13,813.9)**	(12,903.1)
Net property and equipment	**24,677.2**	22,834.5
Total assets	**$ 35,386.5**	$ 32,989.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 1,141.9**	$ 961.3
Income taxes	**298.7**	262.2
Other taxes	**370.7**	338.1
Accrued interest	**217.0**	218.2
Accrued payroll and other liabilities	**1,374.8**	1,362.8
Current maturities of long-term debt		366.6
Total current liabilities	**3,403.1**	3,509.2
Long-term debt	**13,632.5**	12,133.8
Other long-term liabilities	**1,526.2**	1,612.6
Deferred income taxes	**1,531.1**	1,344.1
Shareholders' equity		
Preferred stock, no par value; authorized – 165.0 million shares; issued – none		
Common stock, $.01 par value; authorized – 3.5 billion shares; issued – 1,660.6 million shares	**16.6**	16.6
Additional paid-in capital	**5,778.9**	5,487.3
Retained earnings	**39,278.0**	36,707.5
Accumulated other comprehensive income	**796.4**	449.7
Common stock in treasury, at cost; 657.9 and 639.2 million shares	**(30,576.3)**	(28,270.9)
Total shareholders' equity	**15,293.6**	14,390.2
Total liabilities and shareholders' equity	**$ 35,386.5**	$ 32,989.9

See Notes to consolidated financial statements.

Consolidated Statement of Cash Flows

In millions	*Years ended December 31,* ***2012***	*2011*	*2010*
Operating activities			
Net income	**$ 5,464.8**	$ 5,503.1	$ 4,946.3
Adjustments to reconcile to cash provided by operations			
Charges and credits:			
Depreciation and amortization	**1,488.5**	1,415.0	1,276.2
Deferred income taxes	**134.5**	188.4	(75.7)
Impairment and other charges (credits), net	**8.0**	(3.9)	29.1
Share-based compensation	**93.4**	86.2	83.1
Other	**(100.0)**	(78.7)	211.6
Changes in working capital items:			
Accounts receivable	**(29.4)**	(160.8)	(50.1)
Inventories, prepaid expenses and other current assets	**(27.2)**	(52.2)	(50.8)
Accounts payable	**124.1**	35.8	(39.8)
Income taxes	**(74.0)**	198.5	54.9
Other accrued liabilities	**(116.6)**	18.7	(43.2)
Cash provided by operations	**6,966.1**	7,150.1	6,341.6
Investing activities			
Capital expenditures	**(3,049.2)**	(2,729.8)	(2,135.5)
Purchases of restaurant businesses	**(158.5)**	(186.4)	(183.4)
Sales of restaurant businesses and property	**394.7**	511.4	377.9
Other	**(354.3)**	(166.1)	(115.0)
Cash used for investing activities	**(3,167.3)**	(2,570.9)	(2,056.0)
Financing activities			
Net short-term borrowings	**(117.5)**	260.6	3.1
Long-term financing issuances	**2,284.9**	1,367.3	1,931.8
Long-term financing repayments	**(962.8)**	(624.0)	(1,147.5)
Treasury stock purchases	**(2,615.1)**	(3,363.1)	(2,698.5)
Common stock dividends	**(2,896.6)**	(2,609.7)	(2,408.1)
Proceeds from stock option exercises	**328.6**	334.0	463.1
Excess tax benefit on share-based compensation	**142.3**	112.5	128.7
Other	**(13.6)**	(10.6)	(1.3)
Cash used for financing activities	**(3,849.8)**	(4,533.0)	(3,728.7)
Effect of exchange rates on cash and equivalents	**51.4**	(97.5)	34.1
Cash and equivalents increase (decrease)	**0.4**	(51.3)	591.0
Cash and equivalents at beginning of year	**2,335.7**	2,387.0	1,796.0
Cash and equivalents at end of year	**$ 2,336.1**	$ 2,335.7	$ 2,387.0
Supplemental cash flow disclosures			
Interest paid	**$ 533.7**	$ 489.3	$ 457.9
Income taxes paid	**2,447.8**	2,056.7	1,708.5

See Notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

In millions, except per share data	Common stock issued Shares	Common stock issued Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss) Pensions	Cash flow hedges	Foreign currency translation	Common stock in treasury Shares	Common stock in treasury Amount	Total shareholders' equity
Balance at December 31, 2009	1,660.6	$16.6	$4,853.9	$31,270.8	$(134.6)	$ 16.5	$ 865.5	(583.9)	$(22,854.8)	$14,033.9
Net income				4,946.3						4,946.3
Other comprehensive income (loss), net of tax					10.0	(1.5)	(3.0)			5.5
Comprehensive income										4,951.8
Common stock cash dividends ($2.26 per share)				(2,408.1)						(2,408.1)
Treasury stock purchases								(37.8)	(2,648.5)	(2,648.5)
Share-based compensation			83.1							83.1
Stock option exercises and other (including tax benefits of $146.1)			259.4	2.7				14.7	359.9	622.0
Balance at December 31, 2010	1,660.6	16.6	5,196.4	33,811.7	(124.6)	15.0	862.5	(607.0)	(25,143.4)	14,634.2
Net income				5,503.1						5,503.1
Other comprehensive income (loss), net of tax					(7.7)	(10.4)	(285.1)			(303.2)
Comprehensive income										5,199.9
Common stock cash dividends ($2.53 per share)				(2,609.7)						(2,609.7)
Treasury stock purchases								(41.9)	(3,372.9)	(3,372.9)
Share-based compensation			86.2							86.2
Stock option exercises and other (including tax benefits of $116.7)			204.7	2.4				9.7	245.4	452.5
Balance at December 31, 2011	1,660.6	16.6	5,487.3	36,707.5	(132.3)	4.6	577.4	(639.2)	(28,270.9)	14,390.2
Net income				**5,464.8**						**5,464.8**
Other comprehensive income (loss), net of tax					**41.5**	**30.6**	**274.6**			**346.7**
Comprehensive income										**5,811.5**
Common stock cash dividends ($2.87 per share)				**(2,896.6)**						**(2,896.6)**
Treasury stock purchases								**(28.1)**	**(2,605.4)**	**(2,605.4)**
Share-based compensation			**93.4**							**93.4**
Stock option exercises and other (including tax benefits of $150.8)			**198.2**	**2.3**				**9.4**	**300.0**	**500.5**
Balance at December 31, 2012	**1,660.6**	**$16.6**	**$5,778.9**	**$39,278.0**	**$ (90.8)**	**$ 35.2**	**$ 852.0**	**(657.9)**	**$(30,576.3)**	**$15,293.6**

See Notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

NATURE OF BUSINESS

The Company franchises and operates McDonald's restaurants in the global restaurant industry. All restaurants are operated either by the Company or by franchisees, including conventional franchisees under franchise arrangements, and foreign affiliates and developmental licensees under license agreements.

The following table presents restaurant information by ownership type:

Restaurants at December 31,	***2012***	*2011*	*2010*
Conventional franchised	**19,869**	19,527	19,279
Developmental licensed	**4,350**	3,929	3,485
Foreign affiliated	**3,663**	3,619	3,574
Franchised	**27,882**	27,075	26,338
Company-operated	**6,598**	6,435	6,399
Systemwide restaurants	**34,480**	33,510	32,737

The results of operations of restaurant businesses purchased and sold in transactions with franchisees were not material either individually or in the aggregate to the consolidated financial statements for periods prior to purchase and sale.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in affiliates owned 50% or less (primarily McDonald's Japan) are accounted for by the equity method.

On an ongoing basis, the Company evaluates its business relationships such as those with franchisees, joint venture partners, developmental licensees, suppliers, and advertising cooperatives to identify potential variable interest entities. Generally, these businesses qualify for a scope exception under the variable interest entity consolidation guidance. The Company has concluded that consolidation of any such entity is not appropriate for the periods presented.

ESTIMATES IN FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and foreign affiliates.

Sales by Company-operated restaurants are recognized on a cash basis. The Company presents sales net of sales tax and other sales-related taxes. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to foreign affiliates and developmental licensees include a royalty based on a percent of sales, and may include initial fees. Continuing rent and royalties are recognized in the period earned. Initial fees are recognized upon opening of a restaurant or granting of a new franchise term, which is when the Company has performed substantially all initial services required by the franchise arrangement.

FOREIGN CURRENCY TRANSLATION

Generally, the functional currency of operations outside the U.S. is the respective local currency.

ADVERTISING COSTS

Advertising costs included in operating expenses of Company-operated restaurants primarily consist of contributions to advertising cooperatives and were (in millions): 2012–$787.5; 2011–$768.6; 2010–$687.0. Production costs for radio and television advertising are expensed when the commercials are initially aired. These production costs, primarily in the U.S., as well as other marketing-related expenses included in Selling, general & administrative expenses were (in millions): 2012–$113.5; 2011–$74.4; 2010–$94.5. Costs related to the Olympics sponsorship are included in these expenses for 2012 and 2010. In addition, significant advertising costs are incurred by franchisees through contributions to advertising cooperatives in individual markets.

SHARE-BASED COMPENSATION

Share-based compensation includes the portion vesting of all share-based awards granted based on the grant date fair value.

Share-based compensation expense and the effect on diluted earnings per common share were as follows:

In millions, except per share data	***2012***	*2011*	*2010*
Share-based compensation expense	**$93.4**	$86.2	$83.1
After tax	**$63.2**	$59.2	$56.2
Earnings per common share-diluted	**$0.06**	$0.05	$0.05

Compensation expense related to share-based awards is generally amortized on a straight-line basis over the vesting period in Selling, general & administrative expenses. As of December 31, 2012, there was $94.6 million of total unrecognized compensation cost related to nonvested share-based compensation that is expected to be recognized over a weighted-average period of 2.1 years.

The fair value of each stock option granted is estimated on the date of grant using a closed-form pricing model. The following table presents the weighted-average assumptions used in the option pricing model for the 2012, 2011 and 2010 stock option grants. The expected life of the options represents the period of time the options are expected to be outstanding and is based on historical trends. Expected stock price volatility is generally based on the historical volatility of the Company's stock for a period approximating the expected life. The expected dividend yield is based on the Company's most recent annual dividend rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with a term equal to the expected life.

Weighted-average assumptions

	2012	*2011*	*2010*
Expected dividend yield	**2.8%**	3.2%	3.5%
Expected stock price volatility	**20.8%**	21.5%	22.1%
Risk-free interest rate	**1.1%**	2.8%	2.8%
Expected life of options *In years*	**6.1**	6.3	6.2
Fair value per option granted	**$13.65**	$12.18	$9.90

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, with depreciation and amortization provided using the straight-line method over the following estimated useful lives: buildings–up to 40 years; leasehold improvements–the lesser of useful lives of assets or lease terms, which generally include option periods; and equipment–three to 12 years.

GOODWILL

Goodwill represents the excess of cost over the net tangible assets and identifiable intangible assets of acquired restaurant businesses. The Company's goodwill primarily results from purchases of McDonald's restaurants from franchisees and ownership increases in subsidiaries or affiliates, and it is generally assigned to the reporting unit expected to benefit from the synergies of the combination. If a Company-operated restaurant is sold within 24 months of acquisition, the goodwill associated with the acquisition is written off in its entirety. If a restaurant is sold beyond 24 months from the acquisition, the amount of goodwill written off is based on the relative fair value of the business sold compared to the reporting unit (defined as each individual country).

The Company conducts goodwill impairment testing in the fourth quarter of each year or whenever an indicator of impairment exists. If an indicator of impairment exists (e.g., estimated earnings multiple value of a reporting unit is less than its carrying value), the goodwill impairment test compares the fair value of a reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill. Historically, goodwill impairment has not significantly impacted the consolidated financial statements.

The following table presents the 2012 activity in goodwill by segment:

In millions	*U.S.*	*Europe*	*APMEA*[1]	*Other Countries & Corporate*[2]	*Consolidated*
Balance at December 31, 2011	$1,254.4	$801.6	$405.4	$191.8	$2,653.2
Net restaurant purchases (sales)	39.8	54.2	21.3	(2.7)	112.6
Ownership changes and other				(3.5)	(3.5)
Currency translation		25.6	12.0	4.1	41.7
Balance at December 31, 2012	**$1,294.2**	**$881.4**	**$438.7**	**$189.7**	**$2,804.0**

(1) APMEA represents Asia/Pacific, Middle East and Africa.

(2) Other Countries & Corporate represents Canada, Latin America and Corporate.

LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of annually reviewing McDonald's restaurant assets for potential impairment, assets are initially grouped together at a television market level in the U.S. and at a country level for each of the international markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, an individual restaurant's cash flows are not generally independent of the cash flows of others in a market. If an indicator of impairment (e.g., negative operating cash flows for the most recent trailing 24-month period) exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value as determined by an estimate of discounted future cash flows.

Losses on assets held for disposal are recognized when management and the Board of Directors, as required, have approved and committed to a plan to dispose of the assets, the assets are available for disposal, the disposal is probable of occurring within 12 months, and the net sales proceeds are expected to be less than its net book value, among other factors. Generally, such losses relate to restaurants that have closed and ceased operations as well as other assets that meet the criteria to be considered "available for sale".

FAIR VALUE MEASUREMENTS

The Company measures certain financial assets and liabilities at fair value on a recurring basis, and certain non-financial assets and liabilities on a nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. Fair value disclosures are reflected in a three-level hierarchy, maximizing the use of observable inputs and minimizing the use of unobservable inputs.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.
- Level 2 – inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or

model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

Certain of the Company's derivatives are valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates, classified as Level 2 within the valuation hierarchy. Derivative valuations incorporate credit risk adjustments that are necessary to reflect the probability of default by the counterparty or the Company.

▪ *Certain Financial Assets and Liabilities Measured at Fair Value*

The following tables present financial assets and liabilities measured at fair value on a recurring basis by the valuation hierarchy as defined in the fair value guidance:

December 31, 2012

In millions	*Level 1*	*Level 2*	*Level 3*	*Carrying Value*
Cash equivalents	$670.8			$ 670.8
Investments	155.1*			155.1
Derivative assets	132.3*	$ 86.1		218.4
Total assets at fair value	**$958.2**	**$ 86.1**		**$1,044.3**
Derivative payables		$(42.6)		$ (42.6)
Total liabilities at fair value		**$(42.6)**		**$ (42.6)**

December 31, 2011

In millions	*Level 1*	*Level 2*	*Level 3*	*Carrying Value*
Cash equivalents	$581.7			$ 581.7
Investments	132.4*			132.4
Derivative assets	154.5*	$ 71.1		225.6
Total assets at fair value	**$868.6**	**$ 71.1**		**$ 939.7**
Derivative payables		$(15.6)		$ (15.6)
Total liabilities at fair value		**$(15.6)**		**$ (15.6)**

* *Includes investments and derivatives that hedge market driven changes in liabilities associated with the Company's supplemental benefit plan.*

▪ *Non-Financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis*

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). For the year ended December 31, 2012, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.

▪ *Certain Financial Assets and Liabilities not Measured at Fair Value*

At December 31, 2012, the fair value of the Company's debt obligations was estimated at $15.6 billion, compared to a carrying amount of $13.6 billion. The fair value was based on quoted market prices, Level 2 within the valuation hierarchy. The carrying amount for both cash equivalents and notes receivable approximate fair value.

FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to global market risks, including the effect of changes in interest rates and foreign currency fluctuations. The Company uses foreign currency denominated debt and derivative instruments to mitigate the impact of these changes. The Company does not use derivatives with a level of complexity or with a risk higher than the exposures to be hedged and does not hold or issue derivatives for trading purposes.

The Company documents its risk management objective and strategy for undertaking hedging transactions, as well as all relationships between hedging instruments and hedged items. The Company's derivatives that are designated as hedging instruments consist mainly of interest rate swaps, foreign currency forwards and foreign currency options, cross-currency swaps, and commodity forwards, further explained in the "Fair Value," "Cash Flow" and "Net Investment" hedge sections.

The Company also enters into certain derivatives that are not designated as hedging instruments. The Company has entered into equity derivative contracts to hedge market-driven changes in certain of its supplemental benefit plan liabilities. Changes in the fair value of these derivatives are recorded in Selling, general & administrative expenses together with the changes in the supplemental benefit plan liabilities. In addition, the Company uses foreign currency forwards to mitigate the change in fair value of certain foreign currency denominated assets and liabilities. Since these derivatives are not designated for hedge accounting, the changes in the fair value of these derivatives are recognized immediately in nonoperating (income) expense together with the currency gain or loss from the hedged balance sheet position. A portion of the Company's foreign currency options (more fully described in the "Cash Flow Hedges" section) are undesignated as hedging instruments as the underlying foreign currency royalties are earned.

All derivative instruments designated as hedging instruments are classified as fair value, cash flow or net investment hedges. All derivatives (including those not designated for hedge accounting) are recognized on the Consolidated balance sheet at fair value and classified based on the instruments' maturity dates. Changes in the fair value measurements of the derivative instruments are reflected as adjustments to other comprehensive income ("OCI") and/or current earnings.

The following table presents the fair values of derivative instruments included on the Consolidated balance sheet as of December 31, 2012 and 2011:

	Derivative Assets			Derivative Liabilities		
In millions	*Balance Sheet Classification*	*2012*	*2011*	*Balance Sheet Classification*	*2012*	*2011*
Derivatives designated as hedging instruments						
Foreign currency	Prepaid expenses and other current assets	$ 5.0	$ 6.7	Accrued payroll and other liabilities	$ (3.5)	$ (0.3)
Interest rate	Prepaid expenses and other current assets	4.2	9.4			
Commodity	Miscellaneous other assets	35.3		Other long-term liabilities	(0.2)	
Foreign currency	Miscellaneous other assets	2.5	0.7	Other long-term liabilities	(32.1)	(0.3)
Interest rate	Miscellaneous other assets	38.1	46.0	Other long-term liabilities		(14.0)
Total derivatives designated as hedging instruments		$ 85.1	$ 62.8		$(35.8)	$(14.6)
Derivatives not designated as hedging instruments						
Equity	Prepaid expenses and other current assets	$132.3				
Foreign currency	Prepaid expenses and other current assets	1.0	$ 8.3	Accrued payroll and other liabilities	$ (6.8)	$ (1.0)
Equity	Miscellaneous other assets		154.5			
Total derivatives not designated as hedging instruments		$133.3	$162.8		$ (6.8)	$ (1.0)
Total derivatives		$218.4	$225.6		$(42.6)	$(15.6)

The following table presents the pretax amounts affecting income and OCI for the years ended December 31, 2012 and 2011, respectively:

In millions

Derivatives in Fair Value Hedging Relationships	*Gain (Loss) Recognized in Income on Derivative*		*Hedged Items in Fair Value Hedging Relationships*	*Gain (Loss) Recognized in Income on Related Hedged Items*	
	2012	*2011*		*2012*	*2011*
Interest rate	$(13.0)	$(11.1)	Fixed-rate debt	$13.0	$11.1

Derivatives in Cash Flow Hedging Relationships	*Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)*		*Gain (Loss) Reclassified into Income from Accumulated OCI (Effective Portion)*		*Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)*	
	2012	*2011*	*2012*	*2011*	*2012*	*2011*
Commodity	$35.1					
Foreign currency	(6.4)	$ (5.1)	$(15.8)	$(5.1)	$(12.3)	$(7.7)
Interest rate[(1)]	(4.6)	(14.0)	0.5	2.2		
Total	$24.1	$(19.1)	$(15.3)	$(2.9)	$(12.3)	$(7.7)

Net Investment Hedging Relationships	*Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)*		*Gain (Loss) Reclassified into Income from Accumulated OCI (Effective Portion)*	
	2012	*2011*	*2012*	*2011*
Foreign currency denominated debt	$(61.7)	$(130.8)		
Foreign currency derivatives[(2)]	(23.3)	(9.4)		$(8.2)
Total	$(85.0)	$(140.2)		$(8.2)

Derivatives Not Designated as Hedging Instruments	*Gain (Loss) Recognized in Income on Derivative*	
	2012	*2011*
Foreign Currency	$(13.4)	$(2.2)
Equity[(3)]	(16.2)	36.9
Interest Rate		1.5
Total	$(29.6)	$36.2

Gains (losses) recognized in income on derivatives are recorded in "Nonoperating (income) expense, net" unless otherwise noted.

(1) The amount of gain (loss) reclassified from accumulated OCI into income is recorded in Interest expense.

(2) The amount of gain (loss) reclassified from accumulated OCI into income is recorded in Impairment and other charges (credits), net.

(3) The amount of gain (loss) recognized in income on the derivatives used to hedge the supplemental benefit plan liabilities is recorded in Selling, general & administrative expenses.

• Fair Value Hedges

The Company enters into fair value hedges to reduce the exposure to changes in the fair values of certain liabilities. The fair value hedges the Company enters into consist of interest rate swaps which convert a portion of its fixed-rate debt into floating-rate debt. All of the Company's interest rate swaps meet the shortcut method requirements. Accordingly, changes in the fair values of the interest rate swaps are exactly offset by changes in the fair value of the underlying debt. No ineffectiveness has been recorded to net income related to interest rate swaps designated as fair value hedges for the year ended December 31, 2012. A total of $1.8 billion of the Company's outstanding fixed-rate debt was effectively converted to floating-rate debt resulting from the use of interest rate swaps.

• Cash Flow Hedges

The Company enters into cash flow hedges to reduce the exposure to variability in certain expected future cash flows. The types of cash flow hedges the Company enters into include interest rate swaps, foreign currency forwards, foreign currency options, cross currency swaps, and commodity forwards.

The Company periodically uses interest rate swaps to effectively convert a portion of floating-rate debt, including forecasted debt issuances, into fixed-rate debt and the agreements are intended to reduce the impact of interest rate changes on future interest expense.

To protect against the reduction in value of forecasted foreign currency cash flows (such as royalties denominated in foreign currencies), the Company uses foreign currency forwards and foreign currency options to hedge a portion of anticipated exposures.

When the U.S. dollar strengthens against foreign currencies, the decline in value of future foreign denominated royalties is offset by gains in the fair value of the foreign currency forwards and/or foreign currency options. Conversely, when the U.S. dollar weakens, the increase in the value of future foreign denominated royalties is offset by losses in the fair value of the foreign currency forwards and/or foreign currency options.

Although the fair value changes in the foreign currency options may fluctuate over the period of the contract, the Company's total loss on a foreign currency option is limited to the upfront premium paid for the contract; however, the potential gains on a foreign currency option are unlimited. In some situations, the Company uses foreign currency collars, which limit the potential gains and lower the upfront premium paid, to protect against currency movements.

The hedges cover the next 19 months for certain exposures and are denominated in various currencies. As of December 31, 2012, the Company had derivatives outstanding with an equivalent notional amount of $626.9 million that were used to hedge a portion of forecasted foreign currency denominated royalties.

The Company excludes the time value of foreign currency options from its effectiveness assessment on its cash flow hedges. As a result, changes in the fair value of the derivatives due to this component, as well as the ineffectiveness of the hedges, are recognized in earnings currently. The effective portion of the gains or losses on the derivatives is reported in the cash flow hedging component of OCI in shareholders' equity and reclassified into earnings in the same period or periods in which the hedged transaction affects earnings.

The Company uses cross-currency swaps to hedge the risk of cash flows associated with certain foreign-currency denominated debt, including forecasted interest payments, and has elected cash flow hedge accounting. The hedges cover periods up to 59 months and have an equivalent notional amount of $245.8 million.

The Company manages its exposure to the variability of cash flows for energy-related transactions in certain markets by entering into commodity forwards and has elected cash flow hedge accounting as appropriate. The hedges cover periods up to 22 years and have an equivalent notional amount of $493.8 million.

The Company recorded after tax adjustments to the cash flow hedging component of accumulated OCI in shareholders' equity. The Company recorded a net increase of $30.6 million for the year ended December 31, 2012 and a net decrease of $10.4 million for the year ended December 31, 2011. Based on interest rates and foreign exchange rates at December 31, 2012, the $35.2 million in cumulative cash flow hedging gains, after tax, at December 31, 2012, is not expected to have a significant effect on earnings over the next 12 months.

• Net Investment Hedges

The Company primarily uses foreign currency denominated debt (third party and intercompany) to hedge its investments in certain foreign subsidiaries and affiliates. Realized and unrealized translation adjustments from these hedges are included in shareholders' equity in the foreign currency translation component of OCI and offset translation adjustments on the underlying net assets of foreign subsidiaries and affiliates, which also are recorded in OCI. As of December 31, 2012, $7.7 billion of intercompany foreign currency denominated debt, $4.0 billion of the Company's third party foreign currency denominated debt and $528.6 million of derivatives were designated to hedge investments in certain foreign subsidiaries and affiliates.

• Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by the counterparties to its hedging instruments. The counterparties to these agreements consist of a diverse group of financial institutions and market participants. The Company continually monitors its positions and the credit ratings of its counterparties and adjusts positions as appropriate. The Company did not have significant exposure to any individual counterparty at December 31, 2012 and has master agreements that contain netting arrangements. For financial reporting purposes, the Company presents gross derivative balances in the financial statements and supplementary data, even for counterparties subject to netting arrangements. Some of these agreements also require each party to post collateral if credit ratings fall below, or aggregate exposures exceed, certain contractual limits. At December 31, 2012, neither the Company nor its counterparties were required to post collateral on any derivative position, other than on hedges of certain of the Company's supplemental benefit plan liabilities where its counterparties were required to post collateral on their liability positions.

INCOME TAX UNCERTAINTIES

The Company, like other multi-national companies, is regularly audited by federal, state and foreign tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management's judgment, a tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may still be recorded depending on management's assessment of how the tax position will ultimately be settled.

The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

PER COMMON SHARE INFORMATION

Diluted earnings per common share is calculated using net income divided by diluted weighted-average shares. Diluted weighted-average shares include weighted-average shares outstanding plus the dilutive effect of share-based compensation calculated using the treasury stock method, of (in millions of shares): 2012–10.1; 2011–12.8; 2010–14.3. Stock options that were not included in diluted weighted-average shares because they would have been antidilutive were (in millions of shares): 2012–4.7; 2011–0.0; 2010–0.0.

The Company has elected to exclude the pro forma deferred tax asset associated with share-based compensation in earnings per share.

STATEMENT OF CASH FLOWS

The Company considers short-term, highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued and filed with the U.S. Securities and Exchange Commission ("SEC"). There were no subsequent events that required recognition or disclosure.

Comprehensive Income

In June 2011, the Financial Accounting Standards Board ("FASB") issued an update to Topic 220 – Comprehensive Income of the Accounting Standards Codification ("ASC"). The update is intended to increase the prominence of other comprehensive income in the financial statements. The guidance requires that the Company presents components of comprehensive income in either one continuous statement or two separate consecutive statements. The Company adopted this new guidance in 2012, as required, and included a separate Consolidated statement of comprehensive income for the years ended December 31, 2012, 2011 and 2010.

Property and Equipment

Net property and equipment consisted of:

In millions	*December 31,* ***2012***	*2011*
Land	**$ 5,612.6**	$ 5,328.3
Buildings and improvements on owned land	**14,089.0**	13,079.9
Buildings and improvements on leased land	**12,970.8**	12,021.8
Equipment, signs and seating	**5,241.0**	4,757.2
Other	**577.7**	550.4
	38,491.1	35,737.6
Accumulated depreciation and amortization	**(13,813.9)**	(12,903.1)
Net property and equipment	**$ 24,677.2**	$ 22,834.5

Depreciation and amortization expense was (in millions): 2012–$1,402.2; 2011–$1,329.6; 2010–$1,200.4.

Impairment and Other Charges (Credits), Net

In millions	***2012***	*2011*	*2010*
Europe	**$6.6**	$ 0.3	$ 1.6
APMEA		(4.2)	48.5
Other Countries & Corporate	**1.4**		(21.0)
Total	**$8.0**	$(3.9)	$ 29.1

In 2010, the Company recorded expense of $29 million primarily related to its share of restaurant closing costs in McDonald's Japan in conjunction with the strategic review of the market's restaurant portfolio, partly offset by income related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

Other Operating (Income) Expense, Net

In millions	***2012***	*2011*	*2010*
Gains on sales of restaurant businesses	**$(151.5)**	$ (81.8)	$ (79.4)
Equity in earnings of unconsolidated affiliates	**(143.5)**	(178.0)	(164.3)
Asset dispositions and other expense	**43.5**	26.9	45.5
Total	**$(251.5)**	$(232.9)	$(198.2)

- ***Gains on sales of restaurant businesses***

Gains on sales of restaurant businesses include gains from sales of Company-operated restaurants. The Company's purchases and sales of businesses with its franchisees are aimed at achieving an optimal ownership mix in each market. Resulting gains or losses are recorded in operating income because the transactions are a recurring part of our business.

- ***Equity in earnings of unconsolidated affiliates***

Unconsolidated affiliates and partnerships are businesses in which the Company actively participates but does not control. The Company records equity in earnings from these entities representing McDonald's share of results. For foreign affiliated markets—primarily Japan—results are reported after interest expense and income taxes. McDonald's share of results for partnerships in certain consolidated markets such as the U.S. are reported before income taxes. These partnership restaurants are operated under conventional franchise arrangements and, therefore, are classified as conventional franchised restaurants.

- ***Asset dispositions and other expense***

Asset dispositions and other expense consists of gains or losses on excess property and other asset dispositions, provisions for restaurant closings and uncollectible receivables, asset write-offs due to restaurant reinvestment, and other miscellaneous income and expenses.

Contingencies

In the ordinary course of business, the Company is subject to proceedings, lawsuits and other claims primarily related to competitors, customers, employees, franchisees, government agencies, intellectual property, shareholders and suppliers. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In connection with the sale in 2007 of its businesses in 18 countries in Latin America and the Caribbean to a developmental licensee organization, the Company agreed to indemnify the buyers for certain tax and other claims, certain of which are reflected on McDonald's Consolidated balance sheet (2012 and 2011: other long-term liabilities–$42.0 million and $49.4 million, respectively; 2012 and 2011: accrued payroll and other liabilities–$0.0 million and $21.2 million, respectively).

The Company believes any other matters currently being reviewed will not have a material adverse effect on its financial condition or results of operations.

Franchise Arrangements

Conventional franchise arrangements generally include a lease and a license and provide for payment of initial fees, as well as continuing rent and royalties to the Company based upon a percent of sales with minimum rent payments that parallel the Company's underlying leases and escalations (on properties that are leased). Under this arrangement, franchisees are granted the right to operate a restaurant using the McDonald's System and, in most cases, the use of a restaurant facility, generally for a period of 20 years. These franchisees pay related occupancy costs including property taxes, insurance and maintenance. Affiliates and developmental licensees operating under license agreements pay a royalty to the Company based upon a percent of sales, and may pay initial fees.

Revenues from franchised restaurants consisted of:

In millions	***2012***	*2011*	*2010*
Rents	**$5,863.5**	$5,718.5	$5,198.4
Royalties	**3,032.6**	2,929.8	2,579.2
Initial fees	**68.4**	64.9	63.7
Revenues from franchised restaurants	**$8,964.5**	$8,713.2	$7,841.3

Future minimum rent payments due to the Company under existing franchise arrangements are:

In millions	*Owned sites*	*Leased sites*	*Total*
2013	$ 1,266.0	$ 1,295.7	$ 2,561.7
2014	1,233.6	1,250.3	2,483.9
2015	1,184.3	1,198.2	2,382.5
2016	1,124.2	1,137.0	2,261.2
2017	1,061.7	1,067.9	2,129.6
Thereafter	9,125.9	7,921.0	17,046.9
Total minimum payments	$14,995.7	$13,870.1	$28,865.8

At December 31, 2012, net property and equipment under franchise arrangements totaled $14.6 billion (including land of $4.2 billion) after deducting accumulated depreciation and amortization of $7.6 billion.

Leasing Arrangements

At December 31, 2012, the Company was the lessee at 14,429 restaurant locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants, where market conditions allow, are generally for 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalation terms vary by geographic segment with examples including fixed-rent escalations, escalations based on an inflation index, and fair-value market adjustments. The timing of these escalations generally ranges from annually to every five years. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance; however, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under noncancelable leases covering certain offices and vehicles.

The following table provides detail of rent expense:

In millions	***2012***	*2011*	*2010*
Company-operated restaurants:			
U.S.	**$ 59.1**	$ 55.9	$ 60.4
Outside the U.S.	**661.0**	620.4	545.0
Total	**720.1**	676.3	605.4
Franchised restaurants:			
U.S.	**433.0**	420.0	409.7
Outside the U.S.	**519.7**	514.7	463.5
Total	**952.7**	934.7	873.2
Other	**104.2**	101.7	98.1
Total rent expense	**$1,777.0**	$1,712.7	$1,576.7

Rent expense included percent rents in excess of minimum rents (in millions) as follows–Company-operated restaurants: 2012–$169.6; 2011–$165.2; 2010–$142.5. Franchised restaurants: 2012–$178.7; 2011–$173.4; 2010–$167.3.

Future minimum payments required under existing operating leases with initial terms of one year or more are:

In millions	*Restaurant*	*Other*	*Total*
2013	$ 1,276.5	$ 75.2	$ 1,351.7
2014	1,193.6	65.4	1,259.0
2015	1,076.6	53.8	1,130.4
2016	972.4	47.0	1,019.4
2017	877.7	40.2	917.9
Thereafter	6,620.2	224.0	6,844.2
Total minimum payments	$12,017.0	$505.6	$12,522.6

Income Taxes

Income before provision for income taxes, classified by source of income, was as follows:

In millions	***2012***	*2011*	*2010*
U.S.	**$2,879.7**	$3,202.8	$2,763.0
Outside the U.S.	**5,199.3**	4,809.4	4,237.3
Income before provision for income taxes	**$8,079.0**	$8,012.2	$7,000.3

The provision for income taxes, classified by the timing and location of payment, was as follows:

In millions	***2012***	*2011*	*2010*
U.S. federal	**$1,129.9**	$1,173.4	$1,127.1
U.S. state	**189.8**	165.2	161.1
Outside the U.S.	**1,160.0**	982.1	841.5
Current tax provision	**2,479.7**	2,320.7	2,129.7
U.S. federal	**144.9**	189.0	(66.8)
U.S. state	**5.5**	8.6	13.8
Outside the U.S.	**(15.9)**	(9.2)	(22.7)
Deferred tax provision (benefit)	**134.5**	188.4	(75.7)
Provision for income taxes	**$2,614.2**	$2,509.1	$2,054.0

Net deferred tax liabilities consisted of:

In millions	*December 31, **2012***	*2011*
Property and equipment	**$ 1,713.9**	$ 1,651.3
Other	**636.4**	541.7
Total deferred tax liabilities	**2,350.3**	2,193.0
Property and equipment	**(403.6)**	(355.4)
Employee benefit plans	**(362.9)**	(406.3)
Intangible assets	**(258.0)**	(256.2)
Deferred foreign tax credits	**(179.5)**	(173.9)
Capital loss carryforwards	**(2.8)**	(26.0)
Operating loss carryforwards	**(92.4)**	(71.1)
Indemnification liabilities	**(18.3)**	(33.4)
Other	**(298.3)**	(312.6)
Total deferred tax assets before valuation allowance	**(1,615.8)**	(1,634.9)
Valuation Allowance	**127.0**	102.0
Net deferred tax liabilities	**861.5**	660.1
Balance sheet presentation:		
Deferred income taxes	**1,531.1**	1,344.1
Other assets-miscellaneous	**(603.6)**	(606.3)
Current assets-prepaid expenses and other current assets	**(66.0)**	(77.7)
Net deferred tax liabilities	**$ 861.5**	$ 660.1

The statutory U.S. federal income tax rate reconciles to the effective income tax rates as follows:

	2012	*2011*	*2010*
Statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of related federal income tax benefit	**1.6**	1.4	1.6
Benefits and taxes related to foreign operations	**(4.1)**	(4.7)	(6.9)
Other, net	**(0.1)**	(0.4)	(0.4)
Effective income tax rates	**32.4%**	31.3%	29.3%

As of December 31, 2012 and 2011, the Company's gross unrecognized tax benefits totaled $482.4 million and $565.0 million, respectively. After considering the deferred tax accounting impact, it is expected that about $360 million of the total as of December 31, 2012 would favorably affect the effective tax rate if resolved in the Company's favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

In millions	***2012***	*2011*
Balance at January 1	**$565.0**	$572.6
Decreases for positions taken in prior years	**(65.7)**	(50.6)
Increases for positions taken in prior years	**36.9**	24.3
Increases for positions related to the current year	**47.3**	54.8
Settlements with taxing authorities	**(95.8)**	(14.4)
Lapsing of statutes of limitations	**(5.3)**	(21.7)
Balance at December 31[(1)]	**$482.4**	$565.0

(1) Of this amount, $481.7 million and $564.3 million are included in long-term liabilities on the Consolidated balance sheet for 2012 and 2011, respectively. The remainder is included in deferred income taxes on the Consolidated balance sheet.

In December 2012, the Company reached a final settlement with the Internal Revenue Service ("IRS") Appeals Division regarding its U.S. federal income tax returns for 2007 and 2008. The Company agreed to a settlement of about $80 million, primarily related to proposed foreign tax credit adjustments of about $400 million. The liabilities previously recorded and determined in accordance with ASC 740—Income Taxes related to this matter were adequate. Additionally, no cash payment was made related to this settlement as the Company had previously made a tax deposit with the IRS. The agreement did not have a material impact on the Company's cash flows, results of operations or financial position.

The Company's 2009 and 2010 U.S. federal income tax returns are currently under examination. Additionally, the Company is currently under audit in multiple state and foreign tax jurisdictions where it is reasonably possible that the audits could be completed within 12 months. Due to the possible completion of these audits and the expiration of the statute of limitations in multiple tax jurisdictions, it is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next 12 months by $150 million to $160 million, of which $10 million to $30 million could favorably affect the effective tax rate.

In addition, the Company is currently under audit in multiple tax jurisdictions where completion of the tax audits is not expected within 12 months. However, it is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on our unrecognized tax benefit balance, we believe that the liabilities recorded are appropriate and adequate as determined under ASC 740.

The Company is generally no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years prior to 2006.

The Company had $37.7 million and $39.6 million accrued for interest and penalties at December 31, 2012 and 2011, respectively. The Company recognized interest and penalties related to tax matters of $11.2 million in 2012, $4.8 million in 2011, and $29.0 million in 2010, which are included in the provision for income taxes.

Deferred U.S. income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries and corporate joint ventures. These temporary differences were approximately $14.8 billion at December 31, 2012 and consisted primarily of undistributed earnings considered permanently invested in operations outside the U.S. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

Segment and Geographic Information

The Company operates in the global restaurant industry and manages its business as distinct geographic segments. All intercompany revenues and expenses are eliminated in computing revenues and operating income. Corporate general and administrative expenses are included in Other Countries & Corporate and consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets include corporate cash and equivalents, asset portions of financial instruments and home office facilities.

In millions	***2012***	*2011*	*2010*
U.S.	**$ 8,813.7**	$ 8,528.2	$ 8,111.6
Europe	**10,827.4**	10,886.4	9,569.2
APMEA	**6,391.1**	6,019.5	5,065.5
Other Countries & Corporate	**1,534.8**	1,571.9	1,328.3
Total revenues	**$27,567.0**	$27,006.0	$24,074.6
U.S.	**$ 3,750.4**	$ 3,666.2	$ 3,446.5
Europe	**3,195.8**	3,226.7	2,796.8
APMEA	**1,566.1**	1,525.8	1,199.9(1)
Other Countries & Corporate	**92.3**	111.0	29.9(2)
Total operating income	**$ 8,604.6**	$ 8,529.7	$ 7,473.1
U.S.	**$11,431.6**	$10,865.5	$10,467.7
Europe	**14,223.3**	12,015.1	11,360.7
APMEA	**6,419.3**	5,824.2	5,374.0
Other Countries & Corporate	**3,312.3**	4,285.1	4,772.8
Total assets	**$35,386.5**	$32,989.9	$31,975.2
U.S.	**$ 1,065.0**	$ 786.5	$ 530.5
Europe	**1,114.7**	1,130.1	978.5
APMEA	**716.6**	614.1	493.1
Other Countries & Corporate	**152.9**	199.1	133.4
Total capital expenditures	**$ 3,049.2**	$ 2,729.8	$ 2,135.5
U.S.	**$ 477.1**	$ 446.0	$ 433.0
Europe	**573.5**	570.3	500.5
APMEA	**296.2**	267.5	232.4
Other Countries & Corporate	**141.7**	131.2	110.3
Total depreciation and amortization	**$ 1,488.5**	$ 1,415.0	$ 1,276.2

(1) Includes expense due to Impairment and other charges (credits), net of $39.3 million related to the Company's share of restaurant closings in McDonald's Japan (a 50%-owned affiliate).

(2) Includes income due to Impairment and other charges (credits), net of $21.0 million related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

Total long-lived assets, primarily property and equipment, were (in millions)–Consolidated: 2012–$29,644.5; 2011–$27,587.6; 2010–$26,700.9; U.S. based: 2012–$11,308.7; 2011–$10,724.9; 2010–$10,430.2.

Debt Financing

LINE OF CREDIT AGREEMENTS

At December 31, 2012, the Company had a $1.5 billion line of credit agreement expiring in November 2016 with fees of 0.065% per annum on the total commitment, which remained unused. Fees and interest rates on this line are based on the Company's long-term credit rating assigned by Moody's and Standard & Poor's. In addition, the Company, including certain subsidiaries outside the U.S., had unused lines of credit totaling $988.9 million at December 31, 2012; these lines of credit were primarily uncommitted, short-term and denominated in various currencies at local market rates of interest.

The weighted-average interest rate of short-term borrowings was 4.1% at December 31, 2012 (based on $581.3 million of foreign currency bank line borrowings and $200.0 million of commercial paper) and 4.6% at December 31, 2011 (based on $640.3 million of foreign currency bank line borrowings and $250.0 million of commercial paper).

DEBT OBLIGATIONS

The Company has incurred debt obligations principally through public and private offerings and bank loans. There are no provisions in the Company's debt obligations that would accelerate repayment of debt as a result of a change in credit ratings or a material adverse change in the Company's business. Certain of the Company's debt obligations contain cross-acceleration provisions, and restrictions on Company and subsidiary mortgages and the long-term debt of certain subsidiaries. Under certain agreements, the Company has the option to retire debt prior to maturity, either at par or at a premium over par. The Company has no current plans to retire a significant amount of its debt prior to maturity.

ESOP LOANS

Borrowings related to the leveraged Employee Stock Ownership Plan ("ESOP") at December 31, 2012, which include $31.5 million of loans from the Company to the ESOP, are reflected as debt with a corresponding reduction of shareholders' equity (additional paid-in capital included a balance of $27.2 million and $34.4 million at December 31, 2012 and 2011, respectively). The ESOP is repaying the loans and interest through 2018 using Company contributions and dividends from its McDonald's common stock holdings. As the principal amount of the borrowings is repaid, the debt and the unearned ESOP compensation (additional paid-in capital) are reduced.

The following table summarizes the Company's debt obligations. (Interest rates and debt amounts reflected in the table include the effects of interest rate swaps.)

In millions of U.S. Dollars	Maturity dates	Interest rates(1) December 31		Amounts outstanding December 31	
		2012	2011	**2012**	2011
Fixed		**4.8%**	5.1%	**$ 7,075.7**	$ 6,039.3
Floating		**1.2**	2.0	**1,650.0**	1,399.9
Total U.S. Dollars	2013-2042			**8,725.7**	7,439.2
Fixed		**3.7**	4.5	**1,847.2**	1,167.0
Floating		**2.9**	2.8	**348.0**	719.0
Total Euro	2013-2024			**2,195.2**	1,886.0
Fixed		**2.9**	2.9	**144.2**	162.4
Floating		**0.4**	0.6	**923.3**	1,039.4
Total Japanese Yen	2013-2030			**1,067.5**	1,201.8
Total British Pounds Sterling-Fixed	2020-2032	**6.0**	6.0	**730.1**	697.8
Fixed		**2.0**	2.8	**305.4**	495.8
Floating		**5.4**	5.6	**566.3**	723.9
Total other currencies(2)	2013-2021			**871.7**	1,219.7
Debt obligations before fair value adjustments(3)				**13,590.2**	12,444.5
Fair value adjustments(4)				**42.3**	55.9
Total debt obligations(5)				**$13,632.5**	$12,500.4

(1) Weighted-average effective rate, computed on a semi-annual basis.

(2) Primarily consists of Chinese Renminbi, Swiss Francs, and Korean Won.

(3) Aggregate maturities for 2012 debt balances, before fair value adjustments, were as follows (in millions): 2013–$0.0; 2014–$659.5; 2015–$1,167.6; 2016–$2,437.5; 2017–$1,052.9; Thereafter–$8,272.7. These amounts include a reclassification of short-term obligations totaling $1.5 billion to long-term obligations as they are supported by a long-term line of credit agreement expiring in November 2016.

(4) The carrying value of underlying items in fair value hedges, in this case debt obligations, are adjusted for fair value changes to the extent they are attributable to the risk designated as being hedged. The related hedging instrument is also recorded at fair value in prepaid expenses and other current assets, miscellaneous other assets or other long-term liabilities.

(5) Includes notes payable, current maturities of long-term debt and long-term debt included on the Consolidated balance sheet. The increase in debt obligations from December 31, 2011 to December 31, 2012 was primarily due to net issuances of $1.2 billion.

Employee Benefit Plans

The Company's Profit Sharing and Savings Plan for U.S.-based employees includes a 401(k) feature, a regular employee match feature, and a discretionary employer profit sharing match. The 401(k) feature allows participants to make pretax contributions that are matched each pay period from shares released under the ESOP. The Profit Sharing and Savings Plan also provides for a discretionary employer profit sharing match after the end of the year for those participants eligible to share in the match.

All current account balances and future contributions and related earnings can be invested in several investment alternatives as well as McDonald's common stock in accordance with each participant's elections. Participants' contributions to the 401(k) feature and the discretionary employer matching contribution feature are limited to 20% investment in McDonald's common stock. Participants may choose to make separate investment choices for current account balances and for future contributions.

The Company also maintains certain supplemental benefit plans that allow participants to (i) make tax-deferred contributions and (ii) receive Company-provided allocations that cannot be made under the Profit Sharing and Savings Plan because of Internal Revenue Service limitations. The investment alternatives and returns are based on certain market-rate investment alternatives under the Profit Sharing and Savings Plan. Total liabilities were $493.5 million at December 31, 2012, and $482.5 million at December 31, 2011, and were primarily included in other long-term liabilities on the Consolidated balance sheet.

The Company has entered into derivative contracts to hedge market-driven changes in certain of the liabilities. At December 31, 2012, derivatives with a fair value of $132.3 million indexed to the Company's stock and an investment totaling $123.8 million indexed to certain market indices were included in prepaid expenses and other current assets on the Consolidated balance sheet. All changes in liabilities for these nonqualified plans and in the fair value of the derivatives are recorded in Selling, general & administrative expenses. Changes in fair value of the derivatives indexed to the Company's stock are recorded in the income statement because the contracts provide the counterparty with a choice to settle in cash or shares.

Total U.S. costs for the Profit Sharing and Savings Plan, including nonqualified benefits and related hedging activities, were (in millions): 2012–$27.9; 2011–$41.3; 2010–$51.4. Certain subsidiaries outside the U.S. also offer profit sharing, stock purchase or other similar benefit plans. Total plan costs outside the U.S. were (in millions): 2012–$62.5; 2011–$58.3; 2010–$57.6.

The total combined liabilities for international retirement plans were $77.7 million and $125.4 million at December 31, 2012 and 2011, respectively.

Other postretirement benefits and post-employment benefits were immaterial.

Share-based Compensation

The Company maintains a share-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted stock units (RSUs) to employees and nonemployee directors. The number of shares of common stock reserved for issuance under the plans was 79.3 million at December 31, 2012, including 50.1 million available for future grants.

STOCK OPTIONS

Stock options to purchase common stock are granted with an exercise price equal to the closing market price of the Company's stock on the date of grant. Substantially all of the options become exercisable in four equal installments, beginning a year from the date of the grant, and generally expire 10 years from the grant date. Options granted between March 21, 2000 and December 31, 2000 (approximately 1.0 million options outstanding at December 31, 2012) expire 13 years from the date of grant.

Intrinsic value for stock options is defined as the difference between the current market value of the Company's stock and the exercise price. During 2012, 2011 and 2010, the total intrinsic value of stock options exercised was $469.8 million, $416.5 million and $500.8 million, respectively. Cash received from stock options exercised during 2012 was $328.6 million and the actual tax benefit realized for tax deductions from stock options exercised totaled $140.2 million. The Company uses treasury shares purchased under the Company's share repurchase program to satisfy share-based exercises.

A summary of the status of the Company's stock option grants as of December 31, 2012, 2011 and 2010, and changes during the years then ended, is presented in the following table:

				2012		*2011*		*2010*
Options	*Shares in millions*	*Weighted-average exercise price*	*Weighted-average remaining contractual life in years*	*Aggregate intrinsic value in millions*	*Shares in millions*	*Weighted-average exercise price*	*Shares in millions*	*Weighted-average exercise price*
Outstanding at beginning of year	**31.7**	**$47.77**			37.4	$42.47	47.8	$38.16
Granted	**4.9**	**99.63**			3.9	75.97	4.5	63.26
Exercised	**(8.6)**	**38.51**			(9.0)	37.46	(13.6)	33.84
Forfeited/expired	**(0.6)**	**55.28**			(0.6)	55.00	(1.3)	46.03
Outstanding at end of year	**27.4**	**$59.86**	**5.6**	**$833.0**	31.7	$47.77	37.4	$42.47
Exercisable at end of year	**17.1**	**$45.97**	**4.1**	**$722.1**	21.9		26.4	

RSUs

RSUs generally vest 100% on the third anniversary of the grant and are payable in either shares of McDonald's common stock or cash, at the Company's discretion. Certain executives have been awarded RSUs that vest based on Company performance. The fair value of each RSU granted is equal to the market price of the Company's stock at date of grant less the present value of expected dividends over the vesting period.

A summary of the Company's RSU activity during the years ended December 31, 2012, 2011 and 2010 is presented in the following table:

		2012		*2011*		*2010*
RSUs	*Shares in millions*	*Weighted-average grant date fair value*	*Shares in millions*	*Weighted-average grant date fair value*	*Shares in millions*	*Weighted-average grant date fair value*
Nonvested at beginning of year	**2.1**	**$56.78**	2.3	$51.17	2.8	$46.33
Granted	**0.5**	**90.34**	0.6	67.96	0.7	56.09
Vested	**(0.8)**	**50.69**	(0.7)	49.88	(1.1)	42.08
Forfeited	**0.0**	**68.72**	(0.1)	50.16	(0.1)	49.61
Nonvested at end of year	**1.8**	**$68.23**	2.1	$56.78	2.3	$51.17

The Company realized tax deductions of $10.6 million from RSUs vested during 2012. The total fair value of RSUs vested during 2012, 2011 and 2010 was $76.4 million, $55.5 million and $66.8 million, respectively.

Quarterly Results (Unaudited)

In millions, except per share data	Quarters ended December 31		Quarters ended September 30		Quarters ended June 30		Quarters ended March 31	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011
Revenues								
Sales by Company-operated restaurants	**$4,658.4**	$4,587.2	**$4,838.4**	$4,855.5	**$4,673.5**	$4,697.4	**$4,432.2**	$4,152.7
Revenues from franchised restaurants	**2,293.7**	2,235.5	**2,314.0**	2,310.8	**2,242.4**	2,208.0	**2,114.4**	1,958.9
Total revenues	**6,952.1**	6,822.7	**7,152.4**	7,166.3	**6,915.9**	6,905.4	**6,546.6**	6,111.6
Company-operated margin	**827.3**	856.1	**924.0**	972.2	**849.7**	890.6	**777.8**	736.0
Franchised margin	**1,901.0**	1,857.5	**1,930.6**	1,934.6	**1,866.2**	1,835.0	**1,739.7**	1,604.6
Operating income	**2,197.8**	2,120.0	**2,287.2**	2,394.7	**2,155.0**	2,189.1	**1,964.6**	1,825.9
Net income	**$1,396.1**	$1,376.6	**$1,455.0**	$1,507.3	**$1,347.0**	$1,410.2	**$1,266.7**	$1,209.0
Earnings per common share—basic	**$ 1.39**	$ 1.35	**$ 1.45**	$ 1.47	**$ 1.33**	$ 1.36	**$ 1.24**	$ 1.16
Earnings per common share—diluted	**$ 1.38**	$ 1.33	**$ 1.43**	$ 1.45	**$ 1.32**	$ 1.35	**$ 1.23**	$ 1.15
Dividends declared per common share			**$ 1.47**(1)	$ 1.31(2)	**$ 0.70**	$ 0.61	**$ 0.70**	$ 0.61
Weighted-averaged common shares—basic	**1,002.4**	1,022.0	**1,006.1**	1,028.8	**1,013.8**	1,035.6	**1,018.2**	1,042.4
Weighted-averaged common shares—diluted	**1,010.7**	1,034.7	**1,015.4**	1,041.3	**1,023.9**	1,047.7	**1,030.0**	1,054.6
Market price per common share:								
High	**$ 94.16**	$ 101.00	**$ 94.00**	$ 91.22	**$ 99.50**	$ 84.91	**$ 102.22**	$ 77.59
Low	**83.31**	83.74	**86.15**	82.01	**85.92**	75.66	**95.13**	72.14
Close	**88.21**	100.33	**91.75**	87.82	**88.53**	84.32	**98.10**	76.09

(1) Includes a $0.70 per share dividend declared and paid in third quarter and a $0.77 per share dividend declared in third quarter and paid in fourth quarter.

(2) Includes a $0.61 per share dividend declared and paid in third quarter and a $0.70 per share dividend declared in third quarter and paid in fourth quarter.

Management's Assessment of Internal Control Over Financial Reporting

The financial statements were prepared by management, which is responsible for their integrity and objectivity and for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

I. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

II. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

III. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework.

Based on management's assessment using those criteria, as of December 31, 2012, management believes that the Company's internal control over financial reporting is effective.

Ernst & Young, LLP, independent registered public accounting firm, has audited the financial statements of the Company for the fiscal years ended December 31, 2012, 2011 and 2010 and the Company's internal control over financial reporting as of December 31, 2012. Their reports are presented on the following pages. The independent registered public accountants and internal auditors advise management of the results of their audits, and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.

McDONALD'S CORPORATION

February 25, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of McDonald's Corporation

We have audited the accompanying consolidated balance sheets of McDonald's Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McDonald's Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), McDonald's Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2013, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 25, 2013

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of McDonald's Corporation

We have audited McDonald's Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). McDonald's Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, McDonald's Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of McDonald's Corporation as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, and our report dated February 25, 2013, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 25, 2013

Executive Management & Business Unit Officers

Jose Armario*
Corporate EVP – Global Supply Chain, Development and Franchising

Peter Bensen*
Corporate EVP and Chief Financial Officer

John Betts
President – McDonald's Canada

Bridget Coffing
Corporate SVP – Corporate Relations

Timothy Fenton*
Chief Operating Officer

Richard Floersch*
Corporate EVP and Chief Human Resources Officer

Douglas Goare*
President – McDonald's Europe

J.C. Gonzalez-Mendez
Corporate SVP – Global Corporate Social Responsibility and Sustainability

David Hoffmann*
President – McDonald's APMEA

Kenneth Koziol*
Corporate Executive Vice President – Chief Restaurant Officer

Edgardo Navarro
Latin America SVP - President – McDonald's Latin America

Kevin Ozan*
Corporate SVP - Controller

Gloria Santona*
Corporate EVP – General Counsel & Secretary

James Sappington
Corporate SVP – Chief Information Officer

Jeffrey Stratton*
President – McDonald's USA

Donald Thompson*
President and Chief Executive Officer

*Executive Officer

Board of Directors

Director

Susan E. Arnold[2, 3]
Former President – Global Business Units
The Procter & Gamble Company

Robert A. Eckert[2, 4, 6]
Chairman Emeritus of the Board
Mattel, Inc.

Enrique Hernandez, Jr.[1, 4, 6]
President and Chief Executive Officer
Inter-Con Security Systems, Inc.

Jeanne P. Jackson[5, 6]
President of Direct to Consumer
NIKE, Inc.

Richard H. Lenny[2, 3, 5]
Operating Partner
Friedman, Fleischer & Lowe, LLC

Walter E. Massey[1, 3]
President
School of the Art Institute of Chicago

Andrew J. McKenna[4, 6]
Chairman of the Board
McDonald's Corporation

Chairman of the Board
Schwarz Supply Source

Cary D. McMillan[1, 5]
Chief Executive Officer
True Partners Consulting LLC

Sheila A. Penrose[1, 3]
Chairman of the Board
Jones Lang LaSalle Incorporated

John W. Rogers, Jr.[2, 3, 5]
Chairman and Chief Executive Officer
Ariel Investments, LLC

Roger W. Stone[1, 5, 6]
Chairman and Chief Executive Officer
KapStone Paper and Packaging Corporation

Donald Thompson[4]
President and Chief Executive Officer
McDonald's Corporation

Miles D. White[2, 6]
Chairman and Chief Executive Officer
Abbott Laboratories

1. Audit Committee
2. Compensation Committee
3. Sustainability and Corporate Responsibility Committee
4. Executive Committee
5. Finance Committee
6. Governance Committee

Investor Information

Common stock
Ticker symbol: MCD

Stock exchange listing: New York

The number of shareholders of record and beneficial owners of the Company's common stock as of January 31, 2013, was estimated to be 1,811,000.

McDonald's home office
McDonald's Corporation
One McDonald's Plaza
Oak Brook IL 60523
1.630.623.3000

Annual meeting
May 23, 2013
9:00 a.m. Central Time
McDonald's Office Campus
Oak Brook IL 60523

McDonald's online
Investor information
www.investor.mcdonalds.com

Corporate governance
www.governance.mcdonalds.com

Corporate social responsibility
www.crmcdonalds.com

General information
www.aboutmcdonalds.com

Key phone numbers
Shareholder Services
1.630.623.7428

MCDirect Shares (direct stock purchase plan)
1.800.228.9623

U.S. customer comments/inquiries
1.800.244.6227

Financial media
1.630.623.3678

Franchising
1.630.623.6196

Shareholder account information
Stock transfer agent, registrar and MCDirect Shares administrator
Computershare
c/o McDonald's Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

www.computershare.com/mcdonalds
U.S. and Canada: 1.800.621.7825
International: 1.312.360.5129
TDD (hearing impaired): 1.312.588.4110

Trademarks

Available information
Copies of Certifications dated February 25, 2013 of the Company's Chief Executive Officer, Donald Thompson, and Chief Financial Officer, Peter J. Bensen, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, are attached as Exhibits 31.1 and 31.2, respectively, to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Shareholders may obtain a copy of these certifications and/or a complete copy of the Company's Annual Report on Form 10-K by following the instructions below.

McDonald's Annual Report on Form 10-K
The financial information included in this report was excerpted from the Company's Annual Report on Form 10-K for the period ended December 31, 2012, filed with the SEC on February 25, 2013, and speaks as of February 25, 2013. Shareholders may access a complete copy of the 10-K online at www.investor.mcdonalds.com or www.sec.gov. Shareholders may also request a paper copy at no charge by calling 1-800-228-9623 or writing to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, Illinois 60523.

The information in this report is as of March 13, 2013 unless otherwise indicated.

Printed in the U.S.A.
MCD13-4765

Printing: R.R. Donnelley

The Annual Report is printed on paper certified to the standards of the Forest Stewardship Council™and includes post-consumer fiber. The FSC® trademark identifies products which contain fiber from well-managed forests certified in accordance with FSC standards.


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The grill man who changed the world.

Fred Turner was a visionary who could spot a trend before anyone even noticed. His gut instinct shaped and redefined how America, and ultimately the world, would dine. From the time our founder Ray Kroc hired Fred as a grill man at our first restaurant in 1956 through his rise to become our Chairman and CEO, Fred's simple genius was on display. From training our people to leading our global expansion to championing food people love to giving back to the communities we serve, we at McDonald's are who we are because of Fred.

Fred Turner, our good friend and one-of-a-kind honorary chairman, passed away in January. But his influence is present throughout McDonald's and contemporary culture. And always will be.

Fred Turner | 1933 – 2013



McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523
aboutmcdonalds.com

